(NC)

82-4642

OJSC VolgaTelecom 12-31-01

ГОДОВОЙ ОТЧЕТ
ANNUAL REPORT

2001

открытое акционерное общество
НИЖЕГОРОДСВЯЗЬИНФОРМ

open joint stock company
NIZHEGORODSVYAZ'INFORM

dlw 9/23

Vita hordierna communicatio est • Today's life is communication • Жизнь – это общение

Дамы и Господа!
Уважаемые акционеры!

Позвольте представить Вашему вниманию традиционный годовой отчет, который познакомит Вас с итогами деятельности ОАО «Нижегородсвязьинформ» за 2001 год.



120 лет назад, летом 1881 года в Нижнем Новгороде появилась первая гражданская линия связи длиною всего 1,5 километра. А сегодня в Нижегородской области создана мощная телекоммуникационная сеть, проложены тысячи километров кабеля, введены сотни АТС, построены отделения связи и переговорные пункты по всей области. Невозможно представить жизнь без связи. Эта отрасль является неотъемлемой, стратегически значимой частью успешного экономического, хозяйственного, социального и культурного развития Общества. И ведущая роль в обеспечении Нижегородского региона услугами связи принадлежит ОАО «Нижегородсвязьинформ».

По данным рейтинга «Эксперт РА» ОАО «Нижегордсвязьинформ» занимает 15 место среди компаний связи, 11 место в рейтинге наиболее перспективных предприятий России с точки зрения инвесторов и 40 место среди двухсот компаний по уровню капитализации. Кроме того, наше предприятие является лауреатом премии «За наиболее высокую экономическую эффективность» V Всероссийского конкурса «Лучшие российские предприятия», организованного при поддержке Правительства РФ.

Бизнес-план Общества за 2001 год выполнен. В сравнении с предыдущим годом такие показатели как прибыль от реализации, доходы от услуг связи и объем реализации услуг связи населению увеличены на 25-30%. Установлено 44,3 тысячи телефонов, уровень цифровизации сети компании достиг 36%. Продолжено строительство высокоскоростной транспортной сети SDH по Нижнему Новгороду и области.

Таким образом, в 2001 году компания не просто сохранила положение телекоммуникационного лидера нижегородского региона, но сделала значительный рывок в освоении рынка перспективных высокодоходных услуг связи Интернет.

За это я хотел бы поблагодарить, прежде всего, трудолюбивый сплоченный коллектив ОАО «Нижегородсвязьинформ», акционеров и партнеров компании.

Подводя и анализируя итоги деятельности, можно с уверенностью сказать, что компания взяла верный курс в направлении укрепления и развития не просто бизнеса предприятия, но телекоммуникационной инфраструктуры региона - одной из важнейших составляющих социально-экономической жизни общества.

В 2000 году мы завершили процесс внутренней реорганизации, укрупнения филиалов (на базе 57 создано 8 крупных филиалов). И 2001 год - год работы в новых условиях, доказал его успешность. Теперь нам предстоит реализовать более масштабный проект объединения 11 региональных компаний связи ПФО на базе ОАО «Нижегородсвязьинформ». Мы станем единой, мощной компанией связи. Перед нами откроются новые возможности расширения бизнеса, и очень многое для этого уже сделано. Но самое сложное

Ladies and Gentlemen!
Dear Shareholders!

Allow me to submit for your consideration our Annual Report which reflects the operation results of PJSC «Nizhegorodsvyazinform» in the year 2001.

120 years ago, in summer 1881, the first civil communication link appeared in Nizhniy Novgorod. It was 1.5 km long. Today, a powerful telecommunication network is created in the Nizhniy Novgorod Region, several thousands kilometer long cable lines are constructed hundreds of ATX are commissioned, there are communication centers and telephone offices everywhere in the Region. It is impossible to imagine life without communication facilities today. This sector has become an integral strategically important part of successful economic, social, and cultural development of the human community. PJSC «Nizhegorodsvyazinform» is playing a leading role in supplying the Nizhniy Novgorod Region with telecommunication services.

According to «Expert RA» rating data, PJSC «Nizhegorodsvyazinform» holds the 15th place among the largest telecommunication companies, the 11th place in the investment rating of the most promising companies of RussiaРоссии, and the 40th place among 200 companies according to capitalization level. Besides, our Company is a prize winner of the special premium conferred for the highest economic effectiveness in the V All-Russia Contest called «The Best Russian Enterprises», organized and supported by the Government of the Russian Federation.

The Company accomplished its Business Plan for the year 2001. Compared to the prior year, such indices as trading profit, revenues from communication services and communication services to residents realization increased by 25-30%. 44300 phones are installed, Digitalization rate in the Company amounted to 36%. Construction of a high-speed SDH transport network is continued in the city of Nizhniy Novgorod and in the Region.

Thus, the Company not only remained a leader in the telecommunication sector of the Nizhniy Novgorod Region in 2001, but also made a considerable leap in development of the market for highly promising high-yield Internet communication services.

I would like to express my gratitude to the whole hard-working team of PJSC «Nizhegorodsvyazinform», shareholders and partners of the Company.

The analysis of the Company's operation shows clearly that the Company chose a correct way towards development of the telecommunication infra-structure of the Region which represents one of the most important aspects of social and economic life of the community.

In 2000 we accomplished the process of internal reorganization - consolidation of affiliates (57 affiliates were consolidated into 8 larger companies). The year 2001, a year of operation under new conditions, has shown a complete success of this project. Now, we have to realize a project on a higher level, a project of merging 11 regional telecommunication companies of the Volga Region on the basis of PJSC «Nizhegorodsvyazinform». We will work as one powerful telecommuni-

и самое важное еще впереди. Нам предстоит осуществить проекты, предполагающие коренную реорганизацию корпоративной структуры, финансово-хозяйственной деятельности. Не сомневаюсь, что общими усилиями, мобилизуя интеллектуальные и производственные ресурсы, мы сможем создать бизнес-структуру XXI века, которая займет достойное место на телекоммуникационном рынке России. А наши клиенты получат самый полный спектр качественных, современных услуг связи.

cation company. New prospects of business expansion will be open to us and a lot is done already. But a lot of challenges are to be overcome in the nearest future. We will have to accomplish large-scale projects, like a fundamental reorganization of corporative structure, restructuring of financial and economic operation. We do not doubt that mobilizing all our intellectual and material resources will enable us to create a XXI century business structure which will occupy an honorable place in the telecommunication market of Russia. All our customers will get access to a most diversified range of high-quality up-to-date telecommunication services.

С уважением, генеральный директор ОАО «Нижегородсвязьинформ»
Regards, General Director of PJSC «Nizhegorodsvyazinform»

В.Ф. Люлин
V.F. Lyulin


НИЖЕГОРОДСВЯЗЬИНФОРМ

603000, Россия, г. Нижний Новгород,
пл. М. Горького, Дом связи
телефон: +7 (8312) 33-20-47
факс: +7 (8312) 30-67-68
e-mail: tn@sinn.ru
www.sviazinform.nnov.ru

Post House, M. Gorkiy sq.,
Nizhniy Novgorod, 603000, Russia
Phone: +7 (8312) 33-20-47
Fax: +7 (8312) 30-67-68
e-mail: tn@sinn.ru
www.sviazinform.nnov.ru

Общие сведения о компании

ОБЩИЕ СВЕДЕНИЯ О КОМПАНИИ:

Полное фирменное наименование:
Открытое акционерное общество «Связьинформ» Нижегородской области.

Юридический адрес:
603000, г. Нижний Новгород, пл. М. Горького, Дом связи.

Дата государственной регистрации общества и регистрационный номер:
Общество зарегистрировано распоряжением Администрации Нижнего Новгорода от 15 декабря 1993 года № 1605 - Р, регистрационный № 448.

Информация об аудиторе общества:
Аудиторская фирма «Артур Андерсен», лицензия Минфина РФ № 006000 от 28.06.2000 г., срок действия лицензии - 3 года; срок договора - до 28.06.2003 г.

Информация о реестродержателе общества:
ООО «Первый независимый регистратор», лицензия № 01132 от 12.09.1996 года, срок действия лицензии до 02.01.2003 г.
С 18.02.02г. реестродержателем ОАО «Нижегородсвязьинформ» является ЗАО «Регистратор-Связь».

Открытое акционерное общество «Связьинформ» Нижегородской области - ведущий телекоммуникационный оператор Нижнего Новгорода и нижегородской области является правопреемником государственного предприятия связи и информатики «Россвязьинформ».
Общество осуществляет свою деятельность на основании лицензии Министерства связи РФ № 3038, предоставляющей право оказания услуг электросвязи на территории Нижегородской области.

Услуги ОАО «Нижегородсвязьинформ»:
Местная и внутризоновая телефонная связь
Междугородная и международная телефонная связь
Телеграфная связь и телематические службы
Радиовещание
Передача данных, Интернет
Аренда цифровых каналов
ISDN (видеотелефония, видеоконференцсвязь)
Телефон Плюс (дополнительные виды обслуживания)
IP-телефония
Голосовая почта и пр.

В структуре Общества 8 филиалов:
В Нижнем Новгороде:
- Городская телефонная сеть
- Междугородная телефонная станция
- Информационно-вычислительный центр

В Нижегородской области:
- Арзамасский межрайонный узел электросвязи
- Городецкий межрайонный узел электросвязи
- Дзержинский межрайонный узел электросвязи
- Кстовский межрайонный узел электросвязи
- Уренский межрайонный узел электросвязи

Общее количество сотрудников (на 01.01.2002) - 8 806 человек.

General information about the Company

GENERAL INFORMATION ABOUT THE COMPANY:

Long title:
Public Joint-Stock Company «Svyazinform» of Nizhniy Novgorod Region

Legal address and location:
603000, N. Novgorod, M. Gorky sq., Post House

Date of the state registration of the Company and registration number:
The Company is registered following an instruction of N.Novgorod Administration of December 15, 1993 № 1605 - r, registration № 448.

Information about the Company's Auditors:
Auditor Firm CJSC «Arthur Andersen», RF Finance Ministry License № 006000 of 28.06.2000, License validity - 3 years, Agreement term - till 28.06.2003.

Information about the Company's Register holder:
Limited Liability Company «The First Independent Registrar»; License № 01132 of 12.09.96; License validity - till 02.01.2003.
From 18.02.02 CJSC «Registrator-Svyaz» is the Company's Register holder.

Public Joint-Stock Company «Svyazinform» of the Nizhniy Novgorod Region, a leading telecommunication operator of Nizhniy Novgorod and the Nizhniy Novgorod Region is the legal successor of the State-owned Enterprise for Communication and Informatics «Rossvyazinform».
The Company operates on the base of a RF Telecommunication Ministry License № 3038, which entitles telecommunication services provision on the territory of the Nizhniy Novgorod Region.

PJSC «Nizhegorodsvyazinform» provides:
Local and intra-zonal telephony
Inter-city and international telephony
Telegraph and telematic services
Radio Broadcasting
Data transmission, Internet
Digital channels Leasing
ISDN (video telephony, video conference)
Telephone Plus (additional types of services)
IP-telephony
Voice-mail etc.

The Company consists of 8 affiliates:
In Nizhniy Novgorod:
- City Telephone Network
- Inter-city Telephone Exchange
- IT-Department

In the Nizhniy Novgorod Region:
- Arzamas Inter-District Telecommunication Center
- Gorodets Inter-District Telecommunication Center
- Dzerzhinsk Inter-District Telecommunication Center
- Kstovo Inter-District Telecommunication Center
- Uren Inter-District Telecommunication Center

Total number of employees (as of 01.01.2002) - 8 806 persons.

СОВЕТ ДИРЕКТОРОВ:

В Совет директоров входит 9 человек, избранных годовым общим собранием акционеров сроком на 1 год. За срок полномочий Совета директоров состоялось 21 заседание Совета директоров, на которых, в соответствии с утвержденным планом работы, рассмотрено 104 вопроса.

BOARD OF DIRECTORS:

The Board of Directors consists of 9 persons elected by the Annual General Shareholder Meeting for the term of 1 year. During the term in office of the Board of Directors, it held 21 sessions and discussed, according to the approved plan, 104 issues.



Председатель Совета директоров -
Антон Игоревич Осипчук
(Первый заместитель
Генерального директора
ОАО «Связьинвест»)
Chairman of the Board of Directors is
Anton Igorevich Osipchuk
(First Deputy General Director
of PJSC «Svyazinvest»



Зам. председателя Совета директоров -
Владимир Федорович Люлин
(Генеральный директор
ОАО «Нижегородсвязьинформ»)
Vice-Chairman of the Board of Directors is
Vladimir Fedorovich Lyulin
(General Director
of PJSC «Nizhegorodsvyazinform»)



Михаил Анатольевич Бахаев
Зам. генерального директора
ОАО «Нижегородсвязьинформ»,
директор НГТС;
Mikhail Anatolievich Bakhayev
(Deputy General Director
of PJSC «Nizhegorodsvyazinform»,
Director of NGTS)



Владимир Николаевич Волков
Зам. генерального директора
ОАО «Нижегородсвязьинформ»,
директор Дзержинского МУЭС
Vladimir Nikolayevich Volkov
Deputy General Director
of PJSC «Nizhegorodsvyazinform»,
Director of Dzerzhinsk ICCC



Алла Борисовна Григорьева
Зам. директора корпоративного
управления, начальник отдела
представителей ОАО «Связьинвест»
Alla Borisovna Grigorieva
Deputy Director for corporate
Management,
Head of Representatives Dept.
of PJSC «Svyazinvest»



Любовь Ивановна Григорьева
Зам. генерального директора
ОАО «Нижегородсвязьинформ»
Lyubov Ivanovna Grigorieva
Deputy General Director
of PJSC «Nizhegorodsvyazinform»



Наиль Исмаилович Исмаилов
Президент общественной
некоммерческой организации
«Союз производителей
и потребителей оборудования
средств связи»
Nail Ismailovich Ismailov
President of Non-profit Organization
«Telecommunication Manufacturers
and Consumers Union»



Станислав Николаевич Панченко
Заместитель Генерального директора
ОАО»Связьинвест»
Stanislav Nikolayevich Panchenko
Deputy General Director
of PJSC «Svyazinvest»



Майк Артур Хейвуд
Представитель ЗАО «Банк Кредит
Свисс Ферст Бостон АО»
Michael Arthur Haywood
Representative of CJSC «Bank Credit
Swiss First Boston AO»





Наталья Ивановна Покровская
Секретарь Совета директоров

Natalia Ivanovna Pokrovskaya
Secretary of the Board of Directors

ПРАВЛЕНИЕ - КОЛЛЕКТИВНЫЙ ИСПОЛНИТЕЛЬНЫЙ ОРГАН

В составе Правления 13 человек:

MANAGEMENT BOARD - COLLECTIVE EXECUTIVE AUTHORITY:

The Management Board consists of 13 persons:



Председатель Правления
Владимир Федорович Люлин

Chairman
Vladimir Fedorovich Lyulin



Заместитель председателя Правления -
Александр Васильевич Аракчеев

Vice-Chairman of the Board -
Aleksandr Vasilievich Arakcheyev



Владимир Александрович Абашин
Vladimir Aleksandrovich Abashin



Василий Петрович Высторопп
Vasiliy Petrovich Vystorop



Любовь Ивановна Григорьева
Lyubov Ivanovna Grigorieva



Михаил Васильевич Дьяконов
Mikhail Vasilievich Dyakonov



Валентина Ивановна Елисеева
Valentina Ivanovna Yeliseyeva



Анастасия Максимовна Киреева
Anastasia Maksimovna Kireyeva



Михаил Андреевич Куранов
Mikhail Andreyevich Kuranov



Александр Иванович Лебедев
Aleksandr Ivanovich Lebedev



Людмила Петровна Осипова
Lyudmila Petrovna Osipova



Валерий Николаевич Тимарев
Valery Nikolayevich Timarev



Николай Иванович Толстоногов
Nikolai Ivanovich Tolstonogov

РЕВИЗИОННАЯ КОМИССИЯ

Ревизионная комиссия - орган внутреннего контроля:
Председатель - Милованцев Дмитрий Александрович
Секретарь - Феклин Александр Васильевич
Члены Ревизионной комиссии:
Алехин Сергей Иманович, Бакаев Александр Викторович, Максимов Иван Владимирович.

AUDIT COMMITTEE

Audit Committee, Internal Control Autohority:
Chairman - Milovantsev Dmitriy Aleksandrovich
Secretary - Feklin Aleksandr Vasilievich
Members of Audit Committee:
Alekhin Sergei Imanovich, Bakayev Aleksander Viktorovich, Maksimov Ivan Vladimirovich.

Основные события 2001 года

ОСНОВНЫЕ СОБЫТИЯ 2001 ГОДА:

25 июня 2001 г. состоялось общее годовое собрание акционеров по итогам за 2000 год.

9 ноября 2001 г. состоялось внеочередное общее собрание акционеров по вопросу реорганизации ОАО «Нижегородсвязьинформ» в форме присоединения к Обществу 10 компаний Поволжья.

5 января 2001 г. Советом директоров утвержден бизнес-план Общества на 2001 год.

7 сентября 2001 года Советом директоров рассмотрен вопрос о реорганизации ОАО «Связьинформ» Нижегородской области в форме присоединения к обществу 10 компаний Поволжья и рекомендовано общему собранию акционеров утвердить договора о присоединении; приняты решения:

- об определении предельного количества объявленных обыкновенных и привилегированных акций Общества:
- определена рыночная стоимость акций, подлежащих выкупу по требованию акционеров Общества;
- о создании филиалов Общества.

13 декабря 2001 г. Советом директоров принято решение о передаче реестра владельцев ценных бумаг ОАО «Нижегородсвязьинформ» ООО «Первым независимым регистратором» в ЗАО «Регистратор-Связь». Советом директоров признано целесообразным передать акции ЗАО «Транссвязь», ЗАО «Сотел - Нижний Новгород», ЗАО «Нижегородтелесервис», ЗАО «Нижегородский радиотелефон», ЗАО «Нижегородская сотовая связь», Банк «ОНЭКСИМ-Волга» на хранение в ООО «Северо-Западная финансовая компания».

В 2001 году:

- введены в эксплуатацию АТС общей емкостью 40,0 тыс. номеров, в т.ч. в Н. Новгороде - 20 тыс. номеров;
- установлено 44,3 тыс. телефонов, в том числе в Н. Новгороде - 19,6 тыс. телефонов, из них на квартирах граждан - 15,8. Это позволило увеличить количество телефонов на 100 жителей, которое на 01. 01. 2002 г. составило по области - 22,7, в Н. Новгороде - 32,5;
- выполнен проект «Интернет - в школы, больницы, музеи» по Ленинскому району г. Н. Новгорода (21 школа, 1 больница, 1 библиотека);
- продолжается развитие сети Сервис-Центров по области, в 2001 году по Нижегородской области было открыто 5 центров.
- 73800 абонентам предоставлены дополнительные услуги.

Особой популярностью пользуются:

- переадресация исходящей и входящей связи;
- ограничение исходящей связи (замок);
- детский звонок и др.

- 467 абонентам предоставлены услуги ISDN;
- 82,4 % сельских АТС оборудованы АОН, что позволило организовать автоматическую междугородную телефонную связь для сельских абонентов;
- для 163 абонентов установка телефонов выполнена с применением радиооборудования DRA;
- установлено 52 универсальных таксофона;
- на НГТС в 1997 г. введена в эксплуатацию первая очередь транспортной сети SDH на синхронных системах передачи. В настоящее время в г.Н.Новгороде сеть SDH имеет три транспортных кольца общей протяженностью 144 км (всего проложено ВОЛС 213 км).

The most important events of 2001

THE MOST IMPORTANT EVENTS OF 2001:

June, 25, 2001: the Annual General Meeting of Shareholders on results of 2000 was held.

November, 9, 2001: an Extraordinary General Meeting of Shareholders on the issue of reorganization of PJSC «Nizhegorodsvyazinform» in the form of take-over of 10 companies of the Volga region by the Company was held.

January 5, 2001: The Board of Directors Approved the Company's Business Plan for the year 2001.

September 7, 2001: the Board of Directors considered the issue of reorganization of PJSC «Nizhegorodsvyazinform» of Nizhniy Novgorod Region in the form of take-over of 10 companies of the Volga region by the Company and it was recommended to the General Meeting of Shareholders to ratify the take-over contracts; the following decisions were accepted:

- About definition of limiting amount of declared common and preferred shares of the Company;
- The market price of the shares subject to repayment on demand of shareholders of the Company is determined;
- About establishing affiliated companies.

December, 13, 2001. The Board of Directors approved the decision about transfer of the Register of owners of securities of PJSC «Nizhegorodsvyazinform» from Limited Liability Company «The First Independent Registrar» to CJSC «Registrator-Svyaz»; the Board of Directors acknowledged it as appropriate to transfer the shares of CJSC «Transsvyaz», CJSC «Sotel-N.Novgorod», CJSC «Nizhegorodteleservice», CJSC «Nizhegorodskiy Radiotelephone», CJSC «Nizhegorodskaya Sotovaya Svyaz», Bank «UNEXIM-Volga» in custody of Ltd. Liability Company «North-West Financial Company».

In 2001:

- ATX with total capacity of 40000 AL were commissioned, including 20000 AL in N. Novgorod;
- 44300 phones were installed, including 19600 in N. Novgorod comprising 15800 residential phones; thus increasing the penetration which was 22.7 per 100 residents in the Region and 32.5 per 100 in N. Novgorod;
- The project «Internet for schools, hospitals and museums» is accomplished in Leninskiy district of N. Novgorod (21 schools, 1 hospital, 1 library);
- Development of a Network of Service-Centers in the Region is going on, 5 centers were opened in Nizhniy Novgorod Region in 2001.
- Additional services were supplied to 73800 subscribers.

Especially popular are the following services:

- Redirection of outgoing and incoming calls;
- Limitation of outgoing calls (block);
- Children call etc.

- 467 customers were provided with ISDN services;
- 82.4 % of rural ATX were equipped with ANI, thus allowing to organize automatic inter-city telephone communication for rural customers;
- for 163 customers the phone were installed using DRA equipment;
- 52 universal pay stations were installed;
- NGTS (N.Novgorod City Telephone Network) commissioned the first tract of SDH transport network based on synchronous systems of transmission in 1997. Presently, the SDH network in N.Novgorod comprehends 3 transport rings 144 km long (the total FOL length is 213 km).

Корпоративная политика Общества

Corporate Policy of the Company

КОРПОРАТИВНАЯ ПОЛИТИКА ОБЩЕСТВА

Уставный капитал Общества 583 387, 5 тысяч рублей.

Состоит из 87 508 200 обыкновенных акций, номинальной стоимостью 5 рублей и 29 169 300 привилегированных акций типа А, номинальной стоимостью 5 рублей.

CORPORATE POLICY OF THE COMPANY

Charter capital of the Company is 583387.5 thousand Rub.

Consists of 87 508 200 common shares, with face value of Rub. 5 and 29 169 300 preferred type A shares, with face value of Rub. 5

СТРУКТУРА АКЦИОНЕРНОГО КАПИТАЛА
THE COMPANY'S CAPITAL STRUCTURE


Физические лица - 13,30 %
physical persons
Иностранные юридические лица - 43,29 %
Foreign legal persons
ОАО "Связьинвест" - 38,0 %
PJSC "Svyazinvest"
Российские юридические лица - 5,41 %
Russian legal persons

ОСНОВНЫЕ АКЦИОНЕРЫ ОБЩЕСТВА
MAJOR SHAREHOLDERS OF THE COMPANY


Прочие - 24.85 %
Others
ОАО "Связьинвест" - 38,0 %
PJSC "Svyazinvest"
ЗАО "Брансвик Ю Би Эс Варбург Номиниз" - 6,4 %
CJSC "Brunswick UBS Warburg Nominees"
ИНГ Банк (Евразия) ЗАО ИНГ Депозитарий - 9,09 %
ING Bank (Eurasia) CJSC ING Depositary
ЗАО "ДДК" - 5,63 %
CJSC "DDK"
ЗАО "Банк Кредит Свисс Ферст Бостон АО" - 16,03 %
CJSC «Bank Credit Swiss First Boston AO»

ДИНАМИКА СТОИМОСТИ АКЦИЙ ОАО «НИЖЕГОРОДСВЯЗЬИНФОРМ» ЗА 2001 ГОД ПО ДАННЫМ РОССИЙСКОЙ ТОРГОВОЙ СИСТЕМЫ
PRICE DYNAMICS FOR PJSC «NIZHEGORODSVYAZINFORM» SHARES IN 2001 ACCORDING TO RTS DATA


Цена акции, $
Cost of shares, $
Обыкновенные акции
Common shares
Привелегированные акции
Preferred shares
1,5
1,2
0,9
0,6
0,3
01.01
02.01
03.01
04.01
05.01
06.01
07.01
08.01
09.01
10.01
11.01
12.01
01.02
02.02
03.02
04.02
05.02
06.02

Акции ОАО «Нижегородсвязьинформ» включены в листинг ММВБ и РТС под тикером NNSI (обыкновенные акции) и NNSIP (привилегированные акции).

PJSC «Nizhegorodsvyazinform» shares are quoted in the listing of Moscow Interbank Currency Exchange and RTS under NNSI ticker (common shares) and NNSIP (preferred shares).

ИТОГИ ТОРГОВ АКЦИЯМИ ОАО «НИЖЕГОРОДСВЯЗЬИНФОРМ» В РТС (2001г.)
PJSC «NIZHEGORODSVYAZINFORM» SHARE TRADE RESULTS ACCORDING TO RTS (2001)

	Обыкновенные акции *Common shares*	**Привилегированные акции** *Preferred shares*
Объем торгов, $ *Trade volume, $*	647 940	440 632
Объем торгов, количество акций *Trade volume, number of shares*	813 800	1 034 635
Количество сделок *Number of transactions*	42	7

По данным РТС капитализация ОАО «Нижегородсвязьинформ» на 01.01.02 составила $ 91 002 056,232.

На внешнем рынке осуществляются сделки по Американским депозитарным распискам I уровня на внебиржевом рынке США, а также на Берлинской и Франкфуртской фондовых биржах.

Начиная с 1994 года Общество регулярно выплачивает акционерам дивиденды по привилегированным акциям, а с 1995 года и по обыкновенным акциям Общества.

According to RTS data, PJSC «Nizhegorodsvyazinform» capitalization as of 01.01.02 was $ 91 002 056,232.

In the external market transactions are made with Level I American Depositary Receipts in over-the-table USA market and Berlin and Frankfurt Fund Exchanges.

From 1994, the Company regulary pays dividend's for preferred shares to shareholders and for common shares starting from 1995.

ДИНАМИКА ДИВИДЕНДНЫХ ВЫПЛАТ
DIVIDEND PAYMENT DYNAMICS

Наименование / Item	**1998**	**1999**	**2000**	**2001**
Количество акций всего, штук *Total number of shares (pcs.)*	116 677 500	116 677 500	116 677 500	116 677 500
в том числе: / *including:*				
обыкновенных / *common*	87 508 200	87 508 200	87 508 200	87 508 200
привилегированных / *preferred*	29 169 300	29 169 300	29 169 300	29 169 300
Номинальная стоимость одной акции, руб. *Nominal share value (Rbs)*	5	5	5	5
Размер дивидендов, приходящихся на одну акцию, руб. *Dividents per share (Rbs)*				
обыкновенную / *common*	0,02	0,14	0,27	0,32
привилегированную / *preferred*	0,08	0,60	1,04	0,96
Сумма дивидендов всего, млн. руб. *Combined dividents (Rbs. mln)*	4,119	29,8	53,860	55,995
в том числе: / *including:*				
обыкновенные / *common*	1,75	12,274	23,627	28,001
привилегированные / *preferred*	2,369	17,535	30,233	27,994

Стратегия развития Общества

The Company's Development Strategy

Стратегия развития Общества

ОАО «Нижегородсвязьинформ» является признанным оператором электросвязи на территории региона площадью более 75 тысяч кв. км с населением около 4 млн. человек и оказывает услуги предприятиям и населению в рамках действующих лицензий.

По результатам и прогнозам финансово-экономической деятельности предприятие имеет стабильный рост валового дохода, балансовой прибыли и рентабельности от реализации, снижение удельного веса эксплуатационных расходов в валовом доходе.

В настоящее время на телекоммуникационном рынке Нижегородской области отмечается возросшая активность альтернативных операторов электросвязи, особенно на рынке услуг передачи данных, Интернет. Тем не менее, Нижегородсвязьинформ сохраняет устойчивое лидирующее положение, контролируя более 90% рынка услуг электрической связи. Доля Общества на рынке услуг коммутируемого доступа в Интернет в Нижнем Новгороде на начало 2002 года превышала 30%, в апреле 2002 года - уже 50%, а в области составляет порядка 80%. Исходя из анализа показателей развития и тенденций, определены основные направления повышения конкурентоспособности предприятия.

Политика ОАО в отношении традиционных услуг связи ориентирована на удержание позиций на рынке с одновременным увеличением степени удовлетворения платежеспособного спроса. Очередь на установку телефона (01.01.2002) составляла 141,6 тысяч человек (в том числе по г. Нижнему Новгороду - 59 тысяч человек), актуальной является задача полного удовлетворения спроса на услуги телефонной связи.

Для этого ОАО продолжает интенсивную работу по развитию сети, совершенствованию средств связи и технологических процессов, повышению качества и увеличению объемов предоставляемых услуг.

Одним из основных условий повышения конкурентоспособности услуг является применение новых технологий (ISDN, Интернет, Телефон Плюс, голосовая почта, IP-телефония). Необходимо отметить, что Интернет является одной из высокодоходных услуг и за два года интенсивного развития компания, благодаря гибкой тарифной политике и постоянному совершенствованию технической базы вышла в лидеры.

Проводимая модернизация и развитие сети телефонной связи направлены на создание современной высокотехнологичной мультисервисной телекоммуникационной сети. При проектировании цифровой сети основной является стратегия размещения цифровых АТС таким образом, чтобы обеспечивалась возможность доступа к услугам цифровой сети во всех районах города, в первую очередь, в центрах деловой активности. Таким образом, наиболее активная часть нижегородского бизнеса уже сегодня имеет возможность использовать в своей деятельности современные виды связи.

ОАО «Нижегородсвязьинформ» последовательно реализует рыночную стратегию интегрированного роста, приводящую к достижению стратегической цели компании - созданию и реализации объема конкурентоспособных услуг, получения прибыли и повышения эффективности инвестиций.

The Company's Development Strategy

PJSC «Nizhegorodsvyazinform» is an established telecommunication carrier in the Region with the area of more than 75000 sq. km with circa 4 mln. Inhabitants and provides services to enterprises and residents within the limits of currently valid licenses.

The results of financial and economic activity and forecasts show that the Company is enjoying a stable growth of the gross revenue, balance profit and profitability from realization, decrease of working costs share in the gross revenue.

The telecommunication services market of the Nizhniy Novgorod Region is characterized by activity growth of alternative telecommunication operators, especially in the market of data transmission, the Internet.

Nevertheless, PJSC «Nizhegorodsvyazinform» maintains its leading positions controlling over 90% of the telecommunication services market. The Company's share in the market of commuting Internet access services in Nizhniy Novgorod by the beginning of 2002 was over 30%, according to data of the beginning of April 2002 it was about 50%, and in the Region it was about 80%. Based on the analysis of development and tendencies, the factors essentially influencing competitiveness of services provided by PJSC «Nizhegorodsvyazinform» are determined.

The policy of the Company regarding traditional communication services is oriented towards maintaining market positions and simultaneous satisfaction of solvent demand. Currently, the waiting list for phone installation contains (as of 01.01.2002) 141600 persons (including 59000 in N. Novgorod), the task of full satisfaction of demand for city telecommunication services is actual.

With a view of the greatest satisfaction of solvent demand, the Company continues working hard in order to develop the network, towards perfection of communication facilities and technological processes, improvement of quality and increase of service spectrum and volume.

One of the basic conditions of increase of competitiveness of services is the application of new technologies (ISDN, Internet, Phone (+), voice mail, IP-telephony). It is necessary to stress that the Internet provision is a highly remunerative service, during the two years of intensive development, the Company became a leader due to constant perfection of technologies and flexible tariff policy.

The modernization and development of the telecommunication network are directed towards creation of a up-to-date hi-tech multi-service telecommunication network.

At designing a digital network the strategy of placing digital ATXs in a way that allows access to digital network services in all areas of city, first of all, in the centres of business activity, is fundamental. Thus, the most active part of the Nizhniy Novgorod business has an opportunity to use modern kinds of communication services in their activity already today.

PJSC «Nizhegorodsvyazinform» consistently realizes the market strategy of the integrated growth resulting in achievement of the strategic goal of the Company which is the leading inter-regional company, namely - in the creation and realization of a large volume of competitive services, in order to obtain the greatest possible profit and to increase the investment efficiency.

МЕЖДУНАРОДНАЯ И МЕЖДУГОРОДНАЯ ТЕЛЕФОННАЯ СВЯЗЬ

Междугородная и международная телефонная связь осуществляется через автоматическую междугороднюю телефонную станцию АМТС 1000 S-12, благодаря которой абоненты имеют автоматическую связь с 198 странами мира, 1889 населенными пунктами России и 248 городами стран СНГ. Монтированная емкость станции - 7159 каналов, задействованная - 6618 каналов (коэффициент использования - 92,4%).

Протяженность междугородных телефонных линий составляет 2 673 км. Изменение протяженности междугородных телефонных каналов произошло за счет:

- окончания строительства и ввода в эксплуатацию ВОЛП на участке Арзамас-Шатки-Лукоянов (прирост 10,6 тысяч кан-км.), РРЛ Городец - Чкаловск-Сокольское (прирост 3,3 тысячи кан-км.);
- дополнительного задействования цифровой SDH - сети нижегородской области (прирост 104,4 тыс. кан-км.) и систем передачи по радио-релейным линиям.

Получила дальнейшее развитие система доступа к междугородной и международной телефонной связи на основе Сервисных телефонных карт СТК. Абонентам предоставляется услуга «IP-телефония», интегрированная с системой СТК.

В Нижнем Новгороде установлено 96 таксофонов «Национальной Телефонной Сети».

Введена в эксплуатацию система тестирования всех видов коммутируемого доступа и всех предоставляемых сервисов.

За 2001 год объем исходящего междугородного и международного трафика увеличился на 22% (в 2000 году 18,4 %) за счет дальнейшего задействования станции S-12, дополнительного включения каналов исходящей автоматики, открытия новых направлений для автоматической связи и установки АОН на сельских АТС.

INTERNATIONAL AND INTER-CITY TELEPHONY

International and inter-city telephone communication is realized through an Automatic Inter-city Exchange called AMTS 1000 S-12, which enables customers to an automatic connection to 198 countries of the world, 1889 localities in Russia and 248 cities of CIS. The installed capacity of the Exchange is 7159 channels, the used capacity is 6618 channels (Usage rate = 92.4%).

The length of inter-city telephone lines is 2 673 km. The extension growth of inter-city telephone channels is due to:

- Completion of construction and commission of a FOL tract linking Arzamas - Shatki - Lukoyanov (increase by 10600 channel/km), Radio Repeater Gorodets - Chkalovsk - Sokolskoye (increase by 3300 channel/km);
- Additional usage of digital SDH Network of the Nizhniy Novgorod Region (increase by 104400 channel/km) and of Radio Repeater transmission systems.

Telephone Service Card (TSC) system of access to inter-city and international telephony experienced further development. The customers are provided with so called «IP-telephony» service integrated with TSC system.

96 payphones of the «National Telephone Network» are installed in Nizhniy Novgorod.

A system of testing for all types of switched access and all services provided is commissioned.

In 2001, the volume of outgoing inter-city and international traffic rose by 22% (in 2000 by 18.4%) due to further use of S-12 ATX, additional commissioning of outgoing automatic channels, new automatic links and installation of ANI in rural ATXs.

МЕЖДУГОРОДНЫЙ И МЕЖДУНАРОДНЫЙ ТРАФИК
INTERCITY AND INTERNATIONAL TRAFFIC


Тысяч минут / Thousand minutes
500000
400000
300000
200000
100000
0
152000
3400
243593
159600
12300
276159
192400
10500
326898
228926
11202
382102
280627
12284
434811
1997
1998
1999
2000
2001
Объем исходящего междугородного трафика, тысяч минут
Outgoing intercity traffic volume, thousand minutes
Объем исходящего междугородного трафика, тысяч разговоров
Outgoing intercity traffic volume, thousand calls
Объем междугородного трафика, исходящего, входящего и транзитного обмена, тысяч разговоров
Intercity traffic volume, outgoing, incoming, and transit exchange, thousand calls

ДОКУМЕНТАЛЬНАЯ СВЯЗЬ

В связи с развитием новых видов документальной связи, спрос на услуги телеграфной связи, в целом, постепенно снижается. В 2001 году количество переданных телеграмм составило 717 000. Благодаря предпринятым мерам по рекламе, проверке качества и своевременности работы, исходящий платный обмен увеличился на 1,1%. Доход от документальной электросвязи в 2001 году составил 46 672 тысячи рублей или 2,8 % в общих доходах компании.

Услуги документальной связи с использованием сетей передачи данных и телематических служб, напротив, становятся все более популярными.

Организовано 45 пунктов коллективного пользования (ПКП) службы «Бюрофакс», из них 9 ПКП в Нижнем Новгороде и 36 ПКП в области. В 2001 году открыто 7 новых ПКП в районных центрах области.

В 2001 году открыта служба передачи речевой информации (IP - телефония), в которую включено 297 установок пользователей.

DOCUMENT COMMUNICATION

In connection with developing new types of document communication, the demand for telegraph communication services is being gradually reduced. In 2001, the number of transmitted telegrams was 717 000. Due to the undertaken advertising measures, quality and operation timeliness check, the paid outgoing traffic increased by 1.1 %. The income from documentary telecommunication in 2001 amounted to Rub. 46 672 or 2.8 % in the aggregate profits of the company.

Document Communication Services with use of data transmission networks and telematic services, on the contrary, become more and more popular.

It is organized 45 shared service terminals of «Bureaufax», including 9 in N. Novgorod and 36 in 31 District Centers of the Region. In 2001, 7 new shared service terminals were opened in the District Centers of the Region.

In 2001, a new service for voice information transmission (IP-telephony) is opened which comprises 297 user installations.

ИНТЕРНЕТ И СЕТЬ ПЕРЕДАЧИ ДАННЫХ

Особое внимание компания уделяет развитию услуг доступа к сети Интернет. Разработан и проводится целый комплекс мероприятий, направленных на расширение базы пользователей глобальной информационной сети. ОАО «Нижегородсвязьинформ» в 2001 году заняло лидирующие позиции по предоставлению коммутируемого доступа к Интернет. Сейчас компания предлагает пользователям весь спектр услуг сети передачи данных, начиная от коммутируемого доступа, до организации шлюзов, выделенных каналов и создания корпоративной сети передачи данных клиента. Применяются технологии цифрового доступа ISDN, xDSL.

Эксклюзивная услуга «Интернет для всех» обеспечивает выход в интернет по каналам междугородной связи. В Нижегородской области эта услуга обеспечивает 80% всех пользователей Интернет.

Идет реализация проекта по созданию Интернет-клубов, предоставляющих сеансовый доступ к сети. Действует 6 Интернет-клубов, из них 3 - в Нижнем Новгороде. Рабочие места оборудованы современными компьютерами, доступ в интернет осуществляется на основе выделенных каналов с пропускной способностью до 8 Мбит/сек.

В 2000 году компания выиграла тендер на реализацию программы «Интернет в школы, больницы, музеи». В 2001 году по выделенному каналу были подключены 21 школа, 1 больница и 1 библиотека Ленинского района Нижнего Новгорода.

В 2001 Закончена реализация первого этапа строительства корпоративной мультисервисной сети передачи данных, которая насчитывает 21 узел в Нижнем Новгороде и 18 в Нижегородской области. Сеть построена с использованием ВОЛС. Введено в эксплуатацию и модернизировано 19 узлов доступа сети передачи данных в Нижнем Новгороде и 9 узлов доступа в Нижегородской области.

INTERNET AND DATA NETWORK

The Company pays special attention to developing of Internet network access services. A whole complex of actions directed to user base expansion of the global information network is developed and carried out. PJSC «Nizhegorodsvyazinform» has taken leading positions in providing switched access to the Internet in 2001. Now the Company offers users the whole spectrum of a data network services, from switched access to gateways, dedicated channels and creation of a corporate data network for the clients. Processing techniques of digital ISDN xDSL access are applied.

An exclusive service «Internet for all» provides Internet access through the channels of the inter-city communication network. In the Nizhniy Novgorod Region, this service is provided to 80 % of all users the Internet.

Implementation of the project of creation of Internet-clubs granting session network access started. 6 Internet-clubs operate in total, 3 of them operate in Nizhniy Novgorod. Work stations are equipped with modern computers, Internet access is carried out on the basis of dedicated channels with bandwidth up to 8 Mbit/sec.

In 2000, the Company won the tender for implementation of the program «Internet in schools, hospitals, museums». In 2001, 21 schools, 1 hospital and 1 library of the Lenin city-district of Nizhniy Novgorod were provided with a dedicated channel.

In 2001, the realization of the first step of construction of a corporative multi-service data transmission network is accomplished which comprises 21 center in Nizhniy Novgorod and 18 in the Nizhniy Novgorod Region. The network is constructed using FOL. 19 access nodes of a data network in Nizhniy Novgorod and 9 access nodes in the Nizhniy Novgorod region were commissioned.

ПОЛЬЗОВАТЕЛИ ИНТЕРНЕТ ОАО «НИЖЕГОРОДСВЯЗЬИНФОРМ»
INTERNET USERS OF «NIZHEGORODSVYAZINFORM»



20000
15000
10000
5000
0
300
1615
5033
7333
13000
17682
1998
1999
2000
06.2001
01.2002
05.2002

МЕСТНАЯ ТЕЛЕФОННАЯ СВЯЗЬ

На 1.01.2002г. монтированная емкость телефонной сети ОАО «Нижегородсвязьинформ» составила 843 992 номера. При коэффициенте использования 92,9%, задействованная емкость достигла 783 759 номеров.

Рост номерной емкости позволил увеличить количество телефонных аппаратов на 100 человек до:
32,5 по Нижнему Новгороду
26,2 по ГТС
9,9 по СТС

Модернизация сети связи - одно из приоритетных направлений деятельности компании. В Нижегородской области внедряются только современные АТС, морально и физически устаревшие станции заменяются на цифровые, предоставляющие абонентам широкий спектр дополнительных услуг.
Уровень цифровизации -36%.

LOCAL TELEPHONE COMMUNICATION

As of 1.01. 2002, the installed capacity of telephone network of PJSC «Nizhegorodsvyazinform» amounted to 843 992 AL. At the usage ratio of 94%, the operated capacity amounted to 783 759 AL.

The growth of the number capacity allowed increasing the number of phones per 100 persons to:
32.5 phones in Nizhniy Novgorod
26.2 in city telephone network (GTS)
9.9 in rural telephone network (STS)

Modernization of the transmission network is one of priority directions of activity of the Company. In the Nizhniy Novgorod Region, only modern automatic telephone exchanges are being put in commission, morally and physically out-of-date Exchanges are substituted with digital ones, providing the subscribers with a wide range of additional services.
Digitalization Level -36%.

МОНТИРОВАННАЯ И ЗАДЕЙСТВОВАННАЯ ЕМКОСТИ
INSTALLED AND OPERATING CAPACITY



Номеров / Lines
Монтированная емкость/ Installed capacity
Задействованная емкость/ Operating capacity
1000000
900000
800000
700000
600000
500000
400000
300000
200000
100000
0
531814
639302
567749
686563
618707
731066
675851
782223
719446
808110
750889
827836
783759
843992
1995
1996
1997
1998
1999
2000
2001
83,2 %
82,7 %
84,6 %
86,2 %
89 %
90,7 %
92,9 %
Уровень использования онтированной емкости / Installed capacity usage level

Планомерная, интенсивная работа коллектива ОАО «Нижегородсвязьинформ» по строительству, расширению и реконструкции АТС позволила сократить очередь на установку телефонов до 142,6 тысяч заявлений, в том числе в Нижнем Новгороде 59 тысяч заявлений. В некоторых населенных пунктах Нижегородской области очередь на установку телефона ликвидирована полностью. К 2005 году планируется установить телефоны всем, подавшим заявления, тем самым решить проблему телефонизации.

Intensive, systematic work of the team of PJSC «Nizhegorodsvyazinform» on construction, expansion and reconstruction of the automatic telephone exchange allowed to reduce the phone installation waiting list to 142600 applications, including 59000 applications in Nizhniy Novgorod. In some locations of the Nizhniy Novgorod Region, the phone installation waiting list is liquidated completely. By 2005, it is planned to install phones the everybody who submitted an application, thus solving the telephonization problem.

СТРУКТУРА МОНТИРОВАННОЙ ЕМКОСТИ
STRUCTURE OF THE INSTALLED CAPACITY



Цифровые АТС - 36 %
Digital ATX
Координатные АТС - 38,7 %
Coordinate-based ATX
Квазиэлектронные АТС - 10,4 %
Quasi-electronic ATX
Декадно-шаговые АТС - 15,5 %
Ten-phased ATX

ОСНОВНЫЕ ПОКАЗАТЕЛИ РАБОТЫ ГОРОДСКОЙ И СЕЛЬСКОЙ ТЕЛЕФОННОЙ СВЯЗИ
MAJOR FIGURES CHARACTERIZING THE OPERATION OF THE URBAN AND RURAL TELEPHONY

	ГТС/*urban*		**СТС/*rural***	
Наименование показателей *Index*	**2001 г.** ***2001***	**Темп роста, %** ***Growth rate, %***	**2001 г.** ***2001***	**Темп роста, %** ***Growth rate, %***
Монтированная емкость, №/*Installed capacity, AL*	753 992	102,2	90 060	100
Использованная емкость, №/*Used capacity, AL*	708 765	104,4	74 994	104
Коэффициент использования,%/*Usage rate, %*	94,0	102,2	83,27	104
Прирост основных телефонных аппаратов, шт. *Increase in number of the basic phones, phones*	30 028	98,3	2 841	61,7
Доходы, всего, тыс.руб./*Income, total, Rub. thousand*	637 494,8	127,4	53 882	116,9
Монтированная емкость АТС, оснащенная аппаратурой повременного учета стоимости ,№ *Installed capacity of ATX, equipped with time metering devices, AL*	650 796	105,1	7 136	100

В текущем году продолжена работа по установке и задействованию оборудования АОН. Оборудование АОН за истекший год установлено на 95 сельских АТС, что позволило дополнительно 9331 сельскому абоненту предоставить автоматический выход на АМТС. Всего на 1.01.2002 года 82,4 % монтированной емкости сельских АТС оборудованы системами АОН.

Всего на местной телефонной сети установлено 4 399 таксофонов, в т.ч. в Нижнем Новгороде - 3 141. Продолжалась работа по внедрению универсальных таксофонов, в 2001 году на сети ОАО действовало 703 универсальных таксофона, в том числе в Нижнем Новгороде - 430.

ISDN

Продолжалась работа по подключению абонентов к Цифровой сети с интеграцией услуг ISDN. На конец 2001 года число задействованных портов составляло 467 портов. В рамках оказания услуг ISDN реализованы задачи объединения удаленных сегментов корпоративной сети передачи данных и организации видеоконференцсвязи для абонентов городов Нижнего Новгорода и Дзержинска. Продолжена программа по развитию телемедицины на базе оборудования ISDN. Проведен ряд консультаций (видеоконференций) с участием Нижегородских медиков и ведущих медицинских институтов и клиник Москвы.

Развитие сети Сервис-Центров

В начале 2000 года начата реализация проекта создания сети Сервис-Центров. Основная идея проекта заключается в комплексном обслуживании клиентов по вопросам организации связи на базе передовых технологий: от установки телефона до разработки и реализации корпоративной сети по желанию клиента. Сейчас действуют 5 Сервис-Центров в Нижнем Новгороде и Нижегородской области, в список услуг которых входит:
- Предоставление любого вида доступа в Интернет;
- Подключение к сети ISDN;
- Телефон Плюс - дополнительные виды обслуживания;
- Аренда цифровых каналов;
- Продажа абонентского оборудования.

In the current year, installation and operating of the ANI equipment is continued. The ANI equipment was installed in 95 rural automatic telephone exchanges during the year, which allowed automatic access to the Inter-city ATX for 9331 rural subscribers more. In the total, as of 1.01.2002, 82.4 % of installed capacity in rural automatic telephone exchanges are equipped with ANI systems.

4 399 coin telephones were installed in the telephone network in total, including 3141 in Nizhniy Novgorod. Installation of general-purpose coin telephones proceeded, 703 general-purpose coin telephones operated in 2001 in the Company's network, including 430 in Nizhniy Novgorod.

ISDN

Connection of subscribers to the digital Network with integration of services ISDN proceeded. By the end of 2001, the number of the operating ports amounted to 467. Within the framework of providing ISDN services, the tasks of multiplexing of remote segments of the corporate data network and facilitating video-conferences for subscribers in the cities of Nizhniy Novgorod and Dzerzhinsk are realized. The telemedicine development program on the basis of ISDN equipment is continued. A number of consultations (videoconferences) with participation of Nizhniy Novgorod physicians and leading medical institutes and clinics of Moscow is conducted.

Service Center Network Developing

In the beginning of 2000, implementation of the project of creation of a service centers network started. The main idea of the project consists in organization of complex servicing in issues of organizing communication based on leading-edge technologies, from phone installation to design and implementation of a corporate network on request of the customer. 5 service centers operate now in Nizhniy Novgorod and the Nizhniy Novgorod Region. Their list of services comprehends:
- Provision of any kind of Internet access;
- Connection to ISDN network;
- Phone Plus - additional services;
- Digital Channels Leasing;
- Subscriber Equipment Sale.

ФИНАНСОВО-ХОЗЯЙСТВЕННАЯ ДЕЯТЕЛЬНОСТЬ

Выручка от реализации ОАО «Нижегородсвязьинформ» в 2001 году увеличилась на 21,7 % и составила 1 705 999 тысяч рублей. От потребителей услуг электросвязи получено доходов на сумму 1650,7 млн. руб. с ростом к предшествующему году на 25,1%. Объем реализации услуг связи населению составил 794,1 млн. руб., что на 30,7% выше уровня 2000 года. Удельный вес доходов от населения в общем объеме услуг возрос с 46,1% в 2000 году до 48,1% в 2001 году.

Основной прирост доходов (250,3 млн. руб. или 75,5%) получен за счет продолжающегося развития как традиционных, так и новых видов услуг связи. На рост доходов оказало влияние и увеличение тарифов на услуги связи (81,2 млн. руб. или 24,5%).

Темп роста затрат на производство составил 118,4%. Себестоимость по сравнению с прошлым годом снижена на 2,8% и составила 66,09 руб.

Прибыль от реализации возросла на 28,8 % по сравнению с предыдущим годом и составила 578,5 млн. руб. Балансовая прибыль - 485,8 млн. руб. с темпом роста 117,9%. Рентабельность по балансовой прибыли 43,9%.

FINANCIAL AND ECONOMIC ACTIVITY OF THE COMPANY

PJSC «Nizhegorodsvyazinform» realization value increased by 21.7 % in 2001, and amounted to Rub. 1 705 999 000. The revenues received from telecommunication services consumers totaled Rub. 1650.7 mln. i. e. 25.1% increase compared to the prior year. The volume of realization of communication services to the population made 794.1 million Rubles, that is 30.7 % higher than the level of 2000. Average share of incomes from the population in the total amount of services increased from 46.1 % in 2000 to 48.1 % in 2001.

The basic increase of incomes (250.3 million Rubles or 75.5 %) is received due to ongoing development of both traditional and new communication services. Growth of incomes was influenced also through the communication service tariffs increase (81.2 million Rubles or 24.5 %).

Rate of growth of manufacture costs made 118.4 %. The cost price in comparison with the prior year is reduced by 2.8 % and made 66.09 Rubles.

The profit from realization increased by 28.8 % in comparison with the prior year and made 578.5 million Rubles. The Balance profit was 485.8 million Rubles with growth rate of 117.9 %. Profitability on the base of the balance profit was 43.9 %.

ЭКСПЛУАТАЦИОННЫЕ РАСХОДЫ
OPERATING COSTS



Всего 1 118 103 тысяч рублей
Total 1 118 103 thousand rubles
Прочие расходы - 247 980
others
Оплата каналов «Ростелекома» - 135 325
«Rostelecom» fees
Запчасти - 103 170
materials, spare parts, electricity
Амортизация - 159 853
appereciation
Оплата труда - 471 775
wages

СТРУКТУРА ДОХОДОВ
STRUCTURE OF THE INCOMES



Всего 1 650 718 тысяч рублей
Total 1 650 718 thousand rubles
Международная, междугородная
телефонная связь - 868 935
Intercity and international long distance
telephone communication
Проводное вещание - 38 748
Wire brosdcast
Местная
телефонная связь - 696 363
Local telephone communication
Документальная связь - 46 672
Document communication

ДИНАМИКА ОСНОВНЫХ ПОКАЗАТЕЛЕЙ ЭФФЕКТИВНОСТИ ДЕЯТЕЛЬНОСТИ ОБЩЕСТВА
DYNAMICS OF MAJOR INDICES OF THE COMPANY'S OPERATION EFFICIENCY

Наименование показателей *index*	**Единицы измерения** *measurement unit*	**1998 год** *1998*	**1999 год** *1999*	**2000 год** *2000*	**2001 год** *2001*
1. Доходы на линию/*Income per line*	руб./*Rub.*	1148	1438	1804	2173
2. Прибыль на линию/*Profit per line*	руб./*Rub.*	49	314	564	646
3. Прибыль на работника/*Income per employee*	руб./*Rub.*	3267	23173	44646	55769
4. Количество линий на работника/*Lines per employee*	шт./*AL*	66,4	73,9	79,2	86,3
5. Себестоимость единицы продукции *Costs of a product unit*	руб./100 руб. выручки. *Rub./100 Rub. of takings.*	72,57	66,10	67,96	65,54
6. Удельный вес ФОТ в выручке *Average share of wage funds in the revenues*	% %	23,3	18,5	20,2	20,3

ТАРИФНАЯ ПОЛИТИКА

В соответствии с «Концепцией развития рынка телекоммуникационных услуг Российской Федерации», одобренной Правительством РФ 21 декабря 2000 года, Министерство РФ по антимонопольной политике и поддержке предпринимательства продолжало в 2001 году регулировать тарифы на основные услуги связи, предоставляемые операторами, включенными в Реестр субъектов естественных монополий. Основными целями государственного регулирования тарифов являются:

- защита экономических интересов потребителей от необоснованного повышения тарифов;

TARIFF POLICY

According to «The Concept of development of telecommunication services market in the Russian Federation», approved by the Government of the Russian Federation on December 21, 2000, the Ministry of the Russian Federation for Antimonopoly policy and support of business continued to adjust tariffs for basic communication services supplied by operators in 2001, which are included in the Register of subjects of natural monopolies. The basic purposes of State regulation of tariffs are:

- protection of economic interests of consumers against unreasonable increase of tariffs;

- создание операторам условий для развития и модернизации средств связи, расширение спектра предоставляемых услуг и улучшение их качества;
- развитие конкурентной среды;
- создание условий для привлечения инвестиций.

- creation of conditions for development and modernization of communication facilities, expansion of the spectrum of provided services and improvement of their quality for the operators;
- development of the competitive environment;
- creation of conditions for attraction of investments.

ТАРИФЫ НА ПРЕДОСТАВЛЕНИЕ ДОСТУПА К ТЕЛЕФОННОЙ СЕТИ (УСТАНОВКА ТЕЛЕФОНА)
TARIFFS FOR TELEPHONE NETWORK PROVISION (INSTALLATION FEE)



Рублей/Rbs
6000
5000
4000
3000
2000
1000
0
Хозрасчетные организации / Buisnesses
Бюджетные организации / Budgetary
Население / Residential
3000
3000
3000
3000
3000
6000
2300
2300
1600
1200
1100
2000
2000
1100
1200
900
1997
1998
1999
2000
01.2001
12.2001

АБОНЕНТСКАЯ ПЛАТА ЗА УСЛУГИ МЕСТНОЙ ТЕЛЕФОННОЙ СВЯЗИ
THE MOUNTLY SUBSCRIBER FEE FOR LOCAL TELEPHONY SERVICES



Рублей/Rbs
120
100
80
60
40
20
0
100
100
100
110
120
120
90
80
70
65
60
80
50
45
30
24
18
Хозрасчетные организации / Buisnesses
Бюджетные организации / Budgetary
Население / Residential
1997
1998
1999
2000
01.2001
01.2002

ИНВЕСТИЦИОННАЯ ДЕЯТЕЛЬНОСТЬ И КАПИТАЛЬНОЕ СТРОИТЕЛЬСТВО

В 2001 году инвестиции традиционно были направлены на развитие сети, модернизацию оборудования, увеличение объема, расширение спектра и улучшение качества оказываемых услуг, что в свою очередь призвано решить основную задачу Общества - полное удовлетворение спроса на услуги связи со стороны населения и организаций Нижегородской области.

За 2001 год ОАО «Нижегородсвязьинформ» освоено 355,9 млн. рублей капитальных вложений (темп роста 124%), при этом собственные средства ОАО составили 79,1% - это 281,4 млн. рублей.

Кроме того, за счет реализации президентской программы «Российский народный телефон», на финансирование строительства АТС было привлечено дополнительно 19,9 млн. рублей, или 5,6% от общего объема инвестиций.

Таким образом, за 2001 год введено 40,0 тысяч новых номеров, построены здания узлов электросвязи в городах Сокольское, Чкаловск, реконструировано здание Дома связи в Дзержинске, проложено 70 км. ВОЛС на участке Арзамас-Шатки-Лукоянов, 61,6 км. РРЛ на участке Городец-Чкаловск-Сокольское.

Основной принцип инвестиционной политики компании - использование собственных средств и строгий контроль за их использованием и объемом.

INVESTMENT ACTIVITY AND CAPITAL CONSTRUCTION

In 2001, the investment was traditionally directed for network development, equipment modernization, increase of volume, expansion of range and improvement of quality of services. All that is destined to achieve the primary goal of the Company - full satisfaction of demand for communication services from the part of the population and organizations of the Nizhniy Novgorod Region.

In 2001, PJSC «Nizhegorodsvyazinform» appropriated 355.9 mln. Rub. of capital investments (rate of growth of 124 %), the own funds of the Company made 79.1 %, that is 281.4 million Rub.

Besides, due to realization of the presidential program «The Russian National Phone», 19.9 million Rub. or 5.6 % from the total amount of investments were allocated for financing of construction of automatic telephone exchange additionally.

Thus, 40000 new access lines are commissioned, buildings of telecommunication centers are constructed in cities of Sokolskoye, Chkalovsk, the Post House is reconstructed in Dzerzhinsk, a 70 km long FOL is laid in the tract Arzamas - Shatki - Lukoyanov, and a Radio Repeater in the tract Gorodets - Chkalovsk - Sokolskoye in 2001.

The main principle of the investment policy of the Company is the use of own funds and the strict control of their use and volume.

АНАЛИЗ ОСНОВНЫХ НАПРАВЛЕНИЙ КАПВЛОЖЕНИЙ
ANALYSIS OF MAJOR CAPEX DIRECTIONS


Всего/Total
Тысяч рублей/thousand rubles
400000
350000
300000
250000
200000
150000
100000
50000
0
218100
6%
4%
90%
359506
5%
19%
76%
269254
0,5%
7%
92,5%
264378
16%
10%
74%
355945
11%
12%
10%
65%
1997
1998
1999
2000
2001
Местная телефонная связь / Local telephony
Междугородная телефонная связь / Intercity long distace telephony
Новые виды услуг / New communications services
Прочие / Others

Участие в других организациях

Participation in other organizations

Участие в других организациях

Компания, прекрасно понимая перспективность развития отрасли связи, является учредителем ряда фирм, занимающихся деятельностью по оказанию высокотехнологичных услуг связи: сотовой связи, пейджинговой связи, спутниковой связи, Интернет и др.

Participation in other organizations

The Company, realizing the development perspectives of the communication sector, is the founder of some other firms engaged in providing hi-tech communication services: cellular communication, paging communication, satellite communication, the Internet etc.

ПРЕДПРИЯТИЯ С УЧАСТИЕМ КАПИТАЛА ОАО «НИЖЕГОРОДСВЯЗЬИНФОРМ» ENTERPRISES WITH PJSC «NIZHEGORODSVYAZINFORM» CAPITAL PARTICIPATION

Предприятие **Enterprise**	**Доля компании в уставном капитале** **The company's share in charter capital**	**Вид деятельности** **Activity**
ЗАО «Нижегородская сотовая связь» *CJSC «Nizhegorodskaya Cellular Communications»*	50	Сотовая связь стандарта GSM 900 *GSM 900 standart cellular communications*
ООО «Радуга-Поиск» *Co. «Raduga-Poisk» Ltd.*	10	Пейджинговая связь *Paging*
ЗАО «Нижегородский радиотелефон» *CJSC «Nizhegorodskiy radiotelephone»*	50	Беспроводная связь на основе CDMA *CDMA based wireless communications*
ЗАО «Нижегородтелесервис» *CJSC «Nizhegorodteleservice»*	40	Электрическая связь *Telecommunications*
ЗАО «Транссвязь» *CJSC «Transsvyaz»*	40	Информационное обеспечение и связь *Information provision and communications*
ООО «Радио-Резонанс» *Co. «Radio-Resonance» Ltd.*	51	Радиовещание *Radio Broadcast*
ЗАО «Сотел-Нижний Новгород» *CJSC «Sotel-Nizhniy-Novgorod»*	20	Сотовая и радиотелефонная связь *Cellular communications and radiotelephony*

Цель участия капитала ОАО «Нижегородсвязьинформ» в других предприятиях - повышение инвестиционной привлекательности, снижение риска доходности компании и развитие отрасли связи в регионе.

The purpose of capital participation by PJSC «Nizhegorodsvyazinform» in other enterprises is increasing investment attractiveness, decreasing profitability risks and development of communication sector in the Region.

Реорганизация компаний электросвязи Поволжского региона

РЕОРГАНИЗАЦИЯ КОМПАНИЙ ЭЛЕКТРОСВЯЗИ ПОВОЛЖСКОГО РЕГИОНА

В рамках реформирования отрасли электросвязи, проводимого холдингом «Связьинвест», с 2000 года идет процесс объединения *региональных операторов электросвязи Поволжья.* В течение 2001 года были рассчитаны и урверждены коэффициенты конвертации акций присоединяемых компаний на акции ОАО «Нижегородсвязьинформ», осенью проведены собрания акционеров присоединяемых компаний. И, наконец, 9 ноября 2001 года состоялось внеочередное собрание акционеров ОАО «Нижегородсвязьинформ», на котором были приняты решения о реорганизации ОАО «Нижегородсвязьинформ» в форме присоединения к Обществу 11 региональных операторов связи ПФО и утверждены договора о присоединении к ОАО «Нижегородсвязьинформ» акционерных Обществ электросвязи еще 4-х Республик и 6-и областей:

- «Кировэлектросвязь»
- «Мартелком» республики Марий Эл
- «Связьинформ» республики Мордовия
- «Электросвязь» Оренбургской области
- «Связьинформ» Пензенской области
- «Связьинформ» Самарской области
- «Саратовэлектросвязь»
- «Электросвязь» Ульяновской области
- «Удмурт Телеком»
- «Связьинформ» Чувашской республики

Reorganization of Telecommunication Companies of the Volga Region

REORGANIZATION OF TELECOMMUNICATION COMPANIES OF THE VOLGA REGION

In the framework of reforms in the telecommunication sector, carried out by «Svyazinvest» Holding from the year 2000, the process of *reorganization of regional telecommunication operators of the Volga* Region is going on. In 2001, the conversion rates of the taken-over companies' shares into PJSC «Nizhegorodsvyazinform» shares were calculated and approved, General Shareholder Meetings were held by the Companies Taken-Over in autumn, and finally, on November 9, 2001, an Extraordinary Shareholder Meeting was held where the decision was approved about reorganization of PJSC «Nizhegorodsvyazinform» in form of Taking-Over 11 regional telecommunication operators of the Volga Region and Take-Over Agreements approved between PJSC «Nizhegorodsvyazinform» and Telecommunication Joint-Stock Companies of 4 Republics and 6 Regions:

- «Kirovelektrosvyaz», Kirov Region
- «Martelcom», Mariy El Republic
- «Svyazinform», Mordovia Republic
- «Elektrosvyaz», Orenburg Region
- «Svyazinform», Penza Region
- «Svyazinform», Samara Region
- «Saratovelektrosvyaz», Saratov Region
- «Elektrosvyaz», Ulyanovsk Region
- «Telecommunication Network of Udmurt Republic», Udmurt Republic
- «Svyazinform», Chuvash Republic

МЕЖРЕГИОНАЛЬНАЯ КОМПАНИЯ СВЯЗИ ПОВОЛЖЬЯ / INTERNATIONAL TELCOS OF VOLGA REGION


Киров
Кудымкар
Пермь
КИРОВЭЛЕКТРОСВЯЗЬ
Нижний Новгород
Йошкар-Ола
МАРТЕЛКОМ
Ижевск
Чебоксары
Казань
Уфа
НИЖЕГОРОДСВЯЗЬИНФОРМ
Саранск
Ульяновск
Пенза
СВЯЗЬИНФОРМ
Самара
ЭЛЕКТРОСВЯЗЬ
Оренбург
Саратов
САРАТОВЭЛЕКТРОСВЯЗЬ

Территория - 665 тысяч кв. км.
Население - 21 млн. человек.
Объем оказываемых услуг - 10 млрд. рублей
Монтированная емкость - 4 млн. линий.
Количество сотрудников - свыше 50 000 человек

Territory - 665 000 sq. km.
Population - 21 mln. people.
Volume of services provided - Rub. 10 bln.
Installed capacity - 4 mln. lines.
Number of employees - over 50 000

Процесс реорганизации ОАО «Нижегородсвязьинформ» происходит в соответствии с планом-графиком, составленным и утвержденным совместно с финансовым консультантом предприятия ЗАО Гамма-Капитал.

Параллельно с работой финансового консультанта идет работа по реализации некоторых проектов (бюджетирование, раздельный учет затрат, корпоративная реструктуризация), которые направлены на повышение экономической эффективности и инвестиционной привлекательности Поволжской МРК. Проекты разрабатывали крупнейшие консалтинговые фирмы: «Артур Андерсен», «МакКинзи», «Accenture», «BCG».

ЭФФЕКТЫ ОТ ОБЪЕДИНЕНИЯ:

Финансовый:
- уменьшение затрат;
- рост выручки;
- снижение стоимости привлекаемых ресурсов.

Управленческий:
- ликвидация дублирующих друг друга звеньев организационной структуры;
- более оперативная система принятия решений;
- расширение возможностей стратегического планирования;
- возможность концентрации усилий и ресурсов на приоритетных направлениях.

Конкурентные преимущества:
- наиболее полный спектр услуг связи на обширной территории Поволжья;
- реализация масштабных проектов, непосильных для небольших компаний;
- повышение качества предоставляемых услуг;
- комплексное обслуживание крупных корпоративных клиентов на территории Поволжья;
- возможность выхода на новые рынки за счет предоставления новых услуг или пакетов услуг на всей территории Поволжья.

Инвестиционный:
- в силу сложения вышеприведенных эффектов - рынок лучше оценивает крупные компании.

	2001	2002(план)
Выручка, млн. руб	8 384	10 504,4
Выручка на работника тыс. руб.	154,4	206,3
Выручка на линию, тыс. руб.	2 351,0	2 802,4
Количество линий на работника	65,7	73,6

Process of reorganization of PJSC «Nizhegorodsvyazinform» is being accomplished according to the schedule made and authorized together with the financial adviser of enterprise, CJSC Gamma Capital.

In parallel with the work of financial adviser, the work of realization of several projects is going on (such as: Budgetary planning, separate expense accounting, corporative restructuring) with a view of increase of economic efficiency and investment attractiveness of the Volga Region Interregional Company are being developed. The projects were prepared by largest Consulting Firms, such as: «Arthur Andersen», «McKinsey», «Accenture», «BCG».

CONSOLIDATION EFFECTS:

Financial:
- Decrease of expenses;
- Increase of incomes;
- Decrease of cost of attracted resources.

Management:
- Liquidation of administrative back-up elements;
- Flexible operative system of decision-making;
- Expansion of strategic planning possibilities;
- Possibility of concentrating efforts and resources on priority trends.

Competition Advantages:
- The most full range of communication services in the large territory of the Volga Region;
- Large-scale projects realization impossible for small companies;
- Higher quality of service;
- Complex servicing of large corporate clients in the Volga Region;
- Possibility of penetration of new markets through provision of new services or service packages in the whole territory of the Volga Region.

Investment:
- As effect of the above said, the market appraises large companies higher.

	2001	2002(target)
Earnings, Rub. mln.	8 384	10 504.4
Earnings per employee, Rub. thousand	154.4	206.3
Earnings per line, Rub. thousand	2 351.0	2 802.4
Number of lines per employee	65.7	73.6

Бухгалтерский баланс

Форма №1 по ОКУд 0710001
Дата: 28.03.02
Коды: по ОКПО 01142788/ ИНН 5260901817/ по ОКДП 52300/ по ОКОПФ 47/ по ОКФС 16/ по ОКЕИ 384
Организация :ОАО «Нижегородсвязьинформ»
Отрасль (вид деятельности): электросвязь
Организационно-правовая форма: ОАО
Единица измерения: тыс.руб.
Адрес: 603000, Нижний Новгород, пл. Горького, Дом связи

Дата отправки (принятия): 28.03.02

БУХГАЛТЕРСКИЙ БАЛАНС

АКТИВ	Код строки	На начало отчетного периода	На конец отчетного периода
I. ВНЕОБОРОТНЫЕ АКТИВЫ			
Нематериальные активы (04, 05)	110	1501	1829
в том числе: патенты, лицензии, товарные знаки (знаки обслуживания), иные аналогичные с перечисленными права и активы	111	1074	1829
организационные расходы	112	-	-
деловая репутация организации	113	-	-
Основные средства (01, 02, 03),	120	2202282	2360312
в том числе: земельные участки и объекты природопользования	121	86	86
здания, машины и оборудование	122	1661715	2139114
Незавершенное строительство (07,08,16,61)	130	139611	200980
Доходные вложения в материальные ценности (03),	135	-	-
в том числе: имущество для передачи в лизинг	136	-	-
имущество, предоставляемое по договору проката	137	-	-
Долгосрочные финансовые вложения (06,82)	140	26103	26319
в том числе: инвестиции в дочерние общества	141	4	4
инвестиции в зависимые общества	142	12762	12762
инвестиции в другие организации	143	12837	13225
займы, предоставленные организациям на срок более 12 месяцев	144	500	328
прочие долгосрочные финансовые вложения	145	-	-
Прочие внеоборотные активы	150	-	-
Итого по разделу I	**190**	**2369497**	**2589440**
II.ОБОРОТНЫЕ АКТИВЫ			
Запасы	210	88677	90451
в том числе: сырье, материалы и другие аналогичные ценности (10, 12, 13, 16)	211	66909	78830
животные на выращивании и откорме (11)	212	-	-
затраты в незавершенном производстве (издержках обращения) (20, 21, 23, 29, 30, 36, 44)	213	26	-
готовая продукция и товары для перепродажи (16, 40, 41)	214	15165	5164
товары отгруженные (45)	215	1676	-
расходы будущих периодов (31)	216	4901	6457
прочие запасы и затраты	217	-	-
Налог на добавленную стоимость по приобретенным ценностям (19)	220	11102	43212
Дебиторская задолженность (платежи по которой ожидаются более, чем через 12 месяцев после отчетной даты)	230	-	-
в том числе: покупатели и заказчики (62, 76,82)	231	-	-
векселя к получению (62)	232	-	-
задолженность дочерних и зависимых обществ (78)	233	-	-

АКТИВ	Код строки	На начало отчетного периода	На конец отчетного периода
авансы выданные (61)	234	-	-
прочие дебиторы	235	-	-
Дебиторская задолженность (платежи по которой ожидаются в течение 12 месяцев после отчетной даты)	240	363179	338654
в том числе: покупатели и заказчики (62, 76, 82)	241	274585	257503
векселя к получению(62)	242	194	82
задолженность дочерних и зависимых обществ (78)	243	-	-
задолженность участников (учредителей) по взносам в уставный капитал (75)	244	-	-
авансы выданные (61)	245	12884	17857
прочие дебиторы	246	75516	63212
Краткосрочные финансовые вложения (56, 58, 82),	250	169	94
в том числе: займы, предоставленные организациям на срок менее 12 месяцев	251	-	-
собственные акции, выкупленные у акционеров	252	169	94
прочие краткосрочные финансовые вложения	253	-	-
Денежные средства,	260	19441	18623
в том числе: касса (50)	261	1577	2087
расчетные счета (51)	262	16447	15622
валютные счета (52)	263	-	-
прочие денежные средства (55, 56, 57)	264	1417	914
Прочие оборотные активы	270	-	-
Итого по разделу II	**290**	**482568**	**491034**
БАЛАНС (сумма строк 190+290)	**300**	**2852065**	**3080474**

ПАССИВ	Код строки	На начало отчетного периода	На конец отчетного периода
III. КАПИТАЛ И РЕЗЕРВЫ			
Уставный капитал (85)	410	583388	583388
Добавочный капитал (87)	420	1283973	951268
Резервный капитал (86)	430	58798	58798
в том числе: резервный фонд, образованный в соответствии с законодательством	431	58798	58798
резервы, образованные в соответствии с учредительными документами	432	-	-
Фонд социальной сферы (88)	440	34669	313
Нераспределенная прибыль прошлых лет (88)	460	330695	693257
Непокрытый убыток прошлых лет (88)	465	-	-
Нераспределенная прибыль отчетного года (88)	470	X	280678
Непокрытый убыток отчетного года (88)	475	X	-
Итого по разделу III	**490**	**2291523**	**2567702**
IV. ДОЛГОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА			
Займы и кредиты (92, 95),	510	56970	6406
в том числе: кредиты банков, подлежащие погашению более, чем через 12 месяцев после отчетной даты	511	-	-
займы, подлежащие погашению более, чем через 12 месяцев после отчетной даты	512	56970	6406
Прочие долгосрочные обязательства	520	183149	-
Итого по разделу IV	**590**	**240119**	**6406**
V. КРАТКОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА			
Займы и кредиты (90,94),	610	-	146321
в том числе: кредиты банков, подлежащие погашению в течение 12 месяцев после отчетной даты	611	-	1663

ПАССИВ	Код строки	На начало отчетного периода	На конец отчетного периода
займы, подлежащие погашению в течение 12 месяцев после отчетной даты	612	-	144658
Кредиторская задолженность,	620	215332	307161
в том числе: поставщики и подрядчики (60, 76)	621	60106	94526
векселя к уплате (60)	622	-	-
задолженность перед дочерними и зависимыми обществами (78)	623	-	-
задолженность перед персоналом организации (70)	624	8475	11874
задолженность перед государственными внебюджетными фондами (69)	625	8069	9331
задолженность перед бюджетом (68)	626	44312	34627
авансы полученные (64)	627	16436	23394
прочие кредиторы	628	77934	133409
Задолженность участникам (учредителям) по выплате доходов (75)	630	71573	6146
Доходы будущих периодов (83)	640	21808	46738
Резервы предстоящих расходов (89)	650	11710	-
Прочие краткосрочные обязательства	660	-	-
Итого по разделу V	**690**	**320423**	**506366**
БАЛАНС (сумма строк 490+590+690)	**700**	**2852065**	**3080474**

СПРАВКА О НАЛИЧИИ ЦЕННОСТЕЙ, УЧИТЫВАЕМЫХ НА ЗАБАЛАНСОВЫХ СЧЕТАХ

Наименование показателя	Код строки	На начало отчетного периода	На конец отчетного периода
Арендованные основные средства (001)	910	5494	5494
в том числе по лизингу	911	2578	5494
Товарно-материальные ценности, принятые на ответственное хранение (002)	920	62	-
Товары, принятые на комиссию (004)	930	-	69
Списанная в убыток задолженность неплатежеспособных дебиторов (007)	940	32074	35663
Обеспечения обязательств и платежей полученные (008)	950	-	-
Обеспечения обязательств и платежей выданные (009)	960	-	251785
Износ жилищного фонда (014)	970	731	1155
Износ объектов внешнего благоустройства и других аналогичных объектов (015)	980	-	-
Бланки строгой отчетности (006)	990	5117	4496

Руководитель

Главный бухгалтер

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СВЯЗЬИНФОРМ» НИЖЕГОРОДСКОЙ ОБЛАСТИ «НИЖЕГОРОДСВЯЗЬИНФОРМ» г. НИЖНИЙ НОВГОРОД ОАО

(квалификационный аттестат профессионального бухгалтера от 22 октября 1999 г. №02/267)

ОТЧЕТ О ПРИБЫЛЯХ И УБЫТКАХ

Наименование показателя	Код строки	За отчетный период	За аналогичный период прошлого года
I. Доходы и расходы по обычным видам деятельности			
Выручка (нетто) от продажи товаров, продукции, работ, услуг (за минусом налога на добавленную стоимость,акцизов и аналогичных обязательных платежей)	010	1705995	1401431
в том числе: от продажи услуг связи	011	1650718	1319264
Себестоимость проданных товаров, продукции, работ, услуг	020	(1105969)	(943442)
в том числе: проданных услуг связи	021	1069617	867594
Валовая прибыль	029	600026	457989
Коммерческие расходы	030	(12134)	(8962)
Управленческие расходы	040	-	-
Прибыль (убыток) от продаж (строки 010 -020 -030 -040)	050	587892	449027
II. Операционные доходы и расходы			
Проценты к получению	060	341	404
Проценты к уплате	070	(8253)	-
Доходы от участия в других организациях	080	6644	3011
Прочие операционные доходы	090	24511	15579
Прочие операционные расходы	100	(39377)	(47787)
III. Внереализационные доходы и расходы			
Внереализационные доходы	120	58139	60250
Внереализационные расходы	130	(138799)	(68309)
Прибыль (убыток) до налогообложения (стр.050+060-070+080+090-100+120-130)	140	491098	412175
Налог на прибыль и иные аналогичные обязательные платежи	150	(210420)	(109845)
Прибыль (убыток) от обычной деятельности	160	280678	302330
IV. Чрезвычайные доходы и расходы Чрезвычайные доходы	170	-	-
Чрезвычайные расходы	180	-	-
Чистая прибыль (нераспределенная прибыль (убыток) отчетного периода) (строки 160+170-180)	190	280678	302330
Справочно:			
Дивиденды, приходящиеся на одну акцию:*			
по привилегированным типа А	201	0,00095000	0,00104000
по обычным	202	0,00285000	0,00311000
Предполагаемые в следующем отчетном году суммы дивидендов, приходящиеся на одну акцию:*			
по привилегированным типа А	203	0,00055000	-
по обычным	204	0,00165000	-
Дивиденды, приходящиеся на одну акцию:*			
по привилегированным типа Б	205	-	-
Предполагаемые в следующем отчетном году суммы дивидендов, приходящиеся на одну акцию:*			
по привилегированным типа Б	206	-	-

*Заполняется в годовой бухгалтерской отчетности.

Расшифровка отдельных прибылей и убытков

Наименование показателя	Код строки	За отчетный период		За аналогичный период предыдущего года	
		прибыль	убыток	прибыль	убыток
Штрафы, пени и неустойки, признанные или по которым получены решения суда (арбитражного суда) об их взыскании	210	3724	(144)	2428	(248)
Прибыль (убыток) прошлых лет	220	1570	(3240)	1645	(1550)
Возмещение убытков, причиненных неисполнением или ненадлежащим исполнением обязательств	230	130	(29)	408	-
Курсовые разницы по операциям в иностранной валюте	240	16278	(14243)	33676	(27537)
Снижение себестоимости материально-производственных запасов на конец отчетного периода	250	X	-	X	-
Списание дебиторских и кредиторских задолженностей, по которым истек срок исковой давности	260	2828	(5254)	6057	(13892)

Руководитель

Главный бухгалтер

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СВЯЗЬИНФОРМ» НИЖЕГОРОДСКОЙ ОБЛАСТИ ОАО «НИЖЕГОРОДСВЯЗЬИНФОРМ» Г. НИЖНИЙ НОВГОРОД

Balance sheet

Form № 01 OKUD
Date: 28.03.02
CODES: OKPO 01142788/ Taxpayer ID 5260901817/ OKDP 52300/ OKOPF 47/ OKFS 16/ OKEI 384
Organization: PJSC «Nizhegorodsvyazinform»
Type of activity: электросвязь
Legal form of organization /form of ownership: PJSC
Measurment unit: Thousand Rubles
Address: 603000 Nizhniy Novgorod, M. Gorkiy sq., Post House

Date of sending (accepting): 28.03.02

BALANCE SHEET

ASSETS	Code of line	Beginning of Report Period	End of Report Period
I. NON-CIRCULATING ASSETS			
Intangibles (04,05)	110	1501	1829
including:			
patents, licenses, trade marks (service marks), other analogous rights and assets	111	1074	1829
Organization expenses	112	-	-
The Company's standing	113	-	-
Fixed assets (01,02,03)	120	2202282	2360312
including:			
Land and nature objects	121	86	86
property, plant and equipment	122	1661715	2139114
Outstanding construction works (07,08,16,61)	130	139611	200980
Profitable investments in stocks of materials and capital equipment(03),	135	-	-
including:			
Property for leasing	136	-	-
Assets conveyed on basis of Hiring Agreement	137	-	-
Long-term financial investments (06,82)	140	26103	26319
including:			
investment in affiliates	141	4	4
investment in affiliates	142	12762	12762
investment in dependent companies	143	12837	13225
investment in organizations for the term over 12 months	144	500	328
other long-term financial investments	145	-	-
Other non-circulating assets	150	-	-
Part I Total	**190**	**2369497**	**2589440**
ASSETS			
II CIRCULATING ASSETS			
Inventories	210	88677	90451
including:			
Raw materials, supplies and other similar values (10, 12, 13, 16)	211	66909	78830
livestock for rearing and fattening (11)	212	-	-
expenses in work in progress (distribution costs) (20, 21, 23, 29, 30, 36, 44)	213	26	-
Finished commodity and goods for resale (16, 40, 41)	214	15165	5164
goods shipped (45)	215	1676	-
deferred expenses (31)	216	4901	6457
Other inventories and expenses	217	-	-
VAT for acquired valuables (19)	220	11102	43212
Accounts receivable (payments in over 12 months after report date)	230	-	-
including:			
Buyers and customers (62, 76,82)	231	-	-
bills receivable (62)	232	-	-
debt of affiliates and subsidiaries (78)	233	-	-

ASSETS	Code of line	Beginning of Report Period	End of Report Period
advances paid out (61)	234	-	-
other debtors	235	-	-
Accounts receivable (payments within 12 months after report date)	240	363179	338654
including:			
buyers and customers (62, 76, 82)	241	274585	257503
bills receivable (62)	242	194	82
debt of affiliates and subsidiaries (78)	243	-	-
debt of participants (founders) in contributions to charter capital (75)	244	-	-
advances paid out (61)	245	12884	17857
other debtors	246	75516	63212
Short-term financial investments (56, 58, 82),	250	169	94
including			
loans for the term of less than 12 months	251	-	-
own shares redeemed from shareholders	252	169	94
other short-term financial investments	253	-	-
Monetary resources,	260	19441	18623
including:			
Cash (50)	261	1577	2087
settlement accounts (51)	262	16447	15622
foreign exchange accounts (52)	263	-	-
other monetary funds (55, 56, 57)	264	1417	914
Other circulating assets	270	-	-
Part II Total	**290**	**482568**	**491034**
BALANCE (sum of lines 190+290)	300	2852065	3080474

LIABILITIES	Code of line	Beginning of Report Period	End of Report Period
III. CAPITAL AND RESERVES			
Charter capital (85)	410	583388	583388
Additional capital (87)	420	1283973	951268
Reserve capital (86)	430	58798	58798
including:			
reserve funds, formed according to laws and regulations	431	58798	58798
reserves, formed according to articles of association	432	-	-
Social Security Fund (88)	440	34669	313
Retained profit of past years (88)	460	330695	693257
Uncovered past years losses (88)	465	-	-
Report year retained profit (88)	470	X	280678
Uncovered report year losses (88)	475	X	
Part III Total	490	2291523	2567702
IV. LONG-TERM LIABILITIES			
Loans and credits (borrowed funds) (92, 95),	510	56970	6406
including:			
bank credits to be settled in over 12 months after report date	511	-	-
borrowings to be settled in over 12 months after report date	512	56970	6406
Other long-term liabilities	520	183149	-
Part IV Total	590	240119	6406
V. SHORT-TERM LIABILITIES			
Borrowed funds and credits (90,94),	610	-	146321
including:			
bank credits to be settled within 12 months after report date	611	-	1663
borrowings to be settled within 12 months after report date	612	-	144658
Accounts payable,	620	215332	307161
including:			
suppliers and contractors (60, 76)	621	60106	94526

LIABILITIES	Code of line	Beginning of Report Period	End of Report Period
notes payable (60)	622	-	-
debt to affiliates and subsidiaries (78)	623	-	-
wages arrears (70)	624	8475	11874
debt to State Off-budget Funds (69)	625	8069	9331
debt to budget (68)	626	44312	34627
advance payments received (64)	627	16436	23394
other creditors	628	77934	133409
Debt to participants (founders) in profit payments (75)	630	71573	6146
Deferred revenues (83)	640	21808	46738
Reserves for deferred expenses (89)	650	11710	
Other short-term liabilities	660	-	-
Part V Total	690	320423	506366
BALANCE (sum of lines 490+590+690)	700	2852065	3080474

VALUABLES CERTIFICATE FOR EXTRA-BALANCE ACCOUNTS

Index name	Code of line	Beginning of Report Period	End of Report Period
Leasehold fixed assets (001)	910	5494	5494
including leasing	911	2578	5494
Inventory holdings received in custody (002)	920	62	-
Commodities received on commission (004)	930	-	69
Accounts receivable of insolvent debtors written-off as a loss (007)	940	32074	35663
Cover funds for liabilities and payments received (008)	950	-	-
Cover funds for liabilities and payments given (009)	960	-	251785
Housing facilities depreciation (014)	970	731	1155
Depreciation of land improvement objects and other similar objects (015)	980	-	-
Registered high-security forms (006)	990	5117	4496

Manager

Chief accountant

(qualification certificate of professional accountant of 22.10.1999 № 02/267)

Profit and loss report

PROFIT AND LOSS REPORT

Index name	Code of line	Report period	Analogous period of prior year
I. Regular Operation Profit and losses			
proceeds (net) of sales of goods, products, works, services (minus VAT, excise taxes and similar mandatory payments)	010	1705995	1401431
Including: of sales of telecom service	011	1650718	1319264
Costs of commodities, products, works, services sold	020	(1105969)	(943442)
Including: telecom services sold	021	1069617	867594
Gross profit	029	600026	457989
Commercial expenses	030	(12134)	(8962)
Management expenses	040	-	-
Profit (Loss) from sales (lines 010-020-030-040)	050	587892	449027
II. Operation income and expenses			
Interest receivable	060	341	404
Interest payable	070	(8253)	-
Income from participation in other ventures	080	6644	3011
Other operation income	090	24511	15579
Other operation expenses	100	(39377)	(47787)
III. Non-Sales Income and Expenses			
non-sales income	120	58139	60250
non-sales expenses	130	(138799)	(68309)
Profit (loss) before taxes (6ва.050+060-070+080+090-100+120-130)	140	491098	412175
Income tax and other similar mandatory payments	150	(210420)	(109845)
Profit (loss) from regular operation	160	280678	302330
IV. Extraordinary income and expenses Extraordinary income	170	-	-
Extraordinary expenses	180	-	-
Net profit (retained profit (loss) of report period) (lines 160+170-180)	190	280678	302330
FOR REFERENCE ONLY:			
Dividends per share:*			
Type A Preferred	201	0,00095000	0,00104000
common	202	0,00285000	0,00311000
Estimate of dividends per share for the next year:*			
Type A preferred	203	-	0,00055000
common	204	-	0,00165000
Dividends per one share:*			
Type B preferred	205	-	-
Estimate of dividends per one shae for the next report year:*			
Type B preferred	206	-	-

*is completed in annual accounting statements

EXPLANATION OF SINGLE PROFITS AND LOSSES

Index name	code of line	Report period of prior year		Analogous period	
		profit	loss	profit	loss
Fines, penalties and forfeits which were acknowledged or to be collected according to an arbitrage or court judgment	210	3724	(144)	2428	(248)
Past years profit (loss)	220	1570	(3240)	1645	(1550)
Payment of damages, caused by default of an obligation or its undue fulfillment	230	130	(29)	408	-
Exchange rate margins in foreign currency operations	240	16278	(14243)	33676	(27537)
Inventory depreciation by the end of report period	250	X	-	X	-
Debt amortization for overdue accounts payable and receivable with expired limitation period	260	2828	(5254)	6057	(13892)

Principal

Chief accountant

Аудиторское заключение

ANDERSEN

Заключение независимой аудиторской фирмы акционерам о бухгалтерской отчетности ОАО «Нижегородсвязьинформ» за год, оканчивающийся 31 декабря 2001 года.

1. Мы провели аудит прилагаемой бухгалтерской отчетности ОАО «Нижегородсвязьинформ» за год, оканчивающийся 31 декабря 2001 года. Данная отчетность подготовлена исполнительным органом ОАО «Нижегородсвязьинформ» в соответствии с Федеральным законом № 129-ФЗ от 21 ноября 1996 года «О бухгалтерском учете» и «Положением по ведению бухгалтерского учета и бухгалтерской отчетности в Российской Федерации», утвержденным Приказом Министерства финансов Российской Федерации № 34н от 29 июля 1998 года. Бухгалтерская отчетность, подготавливаемая в соответствии с указанными Федеральным законом № 129-ФЗ от 21 ноября 1996 года «О бухгалтерском учете» и «Положением по ведению бухгалтерского учета и бухгалтерской отчетности в Российской Федерации», утвержденным Приказом Министерства финансов Российской Федерации № 34н от 29 июля 1998 года, существенно отличается от отчетности, составляемой в соответствии с международными стандартами бухгалтерского учета.

2. Ответственность за подготовку данной отчетности несет исполнительный орган

ОАО «Нижегородсвязьинформ». Наша обязанность заключается в том, чтобы высказать мнение о достоверности во всех существенных аспектах данной отчетности на основе проведенного аудита.

3. Аудит бухгалтерской отчетности ОАО «Нижегородсвязьинформ» за отчетные периоды до 2001 года был проведен иной аудиторской организацией, чье мнение о достоверности бухгалтерской отчетности ОАО «Нижегородсвязьинформ» за год, оканчивающийся 31 декабря 2000 года, было высказано в положительном аудиторском заключении от 29 марта 2001 года. Объем работ, выполненных нами, не включал проверку бухгалтерской отчетности ОАО «Нижегородсвязьинформ» за периоды, предшествующие году, оканчивающемуся 31 декабря 2001 года.

4. Мы проводили аудит в соответствии с Федеральным законом № 119-ФЗ от 7 августа 2001 г. «Об аудиторской деятельности» и Правилами (Стандартами) аудиторской деятельности, одобренными Комиссией по аудиторской деятельности при Президенте Российской Федерации. Аудит планировался и проводился таким образом, чтобы получить достаточную уверенность в том, что бухгалтерская отчетность была подготовлена во всех существенных аспектах в соответствии с Федеральным законом № 129-ФЗ от 21 ноября 1996 года «О бухгалтерском учете» и «Положением по ведению бухгалтерского учета и бухгалтерской отчетности в Российской Федерации», утвержденным Приказом Министерства финансов Российской Федерации № 34н от 29 июля 1998 года. Аудит включал проверку на выборочной основе подтверждений цифровых данных и пояснений, содержащихся в бухгалтерской отчетности. Мы полагаем, что проведенный аудит дает достаточные основания для того, чтобы высказать мнение о достоверности данной отчетности.

5. По состоянию на 31 декабря 2001 года Компания не создала резерв по сомнительной дебиторской задолженности, создание которого регламентируется требованиями ПБУ 8/98 «Условные факты хозяйственной деятельности».

Statement of independent Auditor company

Statement of independent Auditor company for executive authority about accounting statements of PJSC «Nizhegorodsvyazinform» of the year, ending on December 31, 2001.

1. We have audited the attached financial statements of PJSC «Nizhegorodsviazinform» for year ending on December 31, 2001 . The present statements were prepared by the executives of PJSC «Nizhegorodsvyazinform» in conformity with Federal Law 129-FZ of November 21, 1996 «About Accounting « and «Regulation for bookkeeping and accounting in Russian Federation», confirmed by the Ordinance of Finance Ministry of Russian Federation 34n of July 29, 1998. The accounting statements prepared in conformity with the named Federal Law 129-FZ of November 21, 1996«About Accounting « and «Regulation for bookkeeping and accounting in Russian Federation», confirmed by the Ordinance of Finance Ministry of Russian Federation 34n of July 29, 1998 differ essentially from accounting according to international accounting standards.

2. The executive authority of PJSC «Nizhegorodsvyazinform» is responsible for preparation of the present accounting statement. It is our obligation to express an independent opinion as to the consistency of the present accounting statements in all relevant aspects on the basis of the audit we have conducted.

3. The audit of accounting statements of PJSC «Nizhegorodsvyaz-inform» for report periods till 2001 was conducted by another Auditor company, whose opinion about the consistency of accounting statements of PJSC «Nizhegorodsvyazinform» for year ending on December 31, 2001, was expressed in the positive audit statement of March 29, 2001. The work made by us did not include examination of accounting statements of PJSC «Nizhegorodsvyazinform» for periods prior to the year ending on December 31, 2001.

4. We conducted the audit in compliance with Federal Law 119-FZ of August 7, 2001 «About auditing» and Rules (Standards) of auditing, approved by Audit Committee at the office of the President of Russian Federation. The Audit was planned and conducted in order to obtain sufficient certainty that accounting statements were prepared in all relevant aspects in conformity with Federal Law 129-FZ of November 21, 1996 «About accounting norms» and «Rules for bookkeeping and accounting in Russian Federation» confirmed by Ordinance of Finance Ministry of Russian Federation 34n of July 29, 1998. The audit included sample examination and verification of primary documents, figures and explanations contained in the accounting statements. In our opinion, the audit gives sufficient evidence in order to give reasonable assurance that the financial statements are adequate.

5. As of December 31, 2001 the Company did not form a reserve for doubtful debts which is regulated by requirements of PBU 8/98 «Conditional facts of economic activity».

АРТУР АНДЕРСЕН ЗАО

Аудитор / *Auditor*: Гузеев Дмитрий Васильевич / *Guzeyev Dmitriy Vasilievich*

29 апреля 2002 года / *April 29, 2002*

603000, Россия, г. Нижний Новгород,
пл. М. Горького, Дом связи
телефон: +7 (8312) 33-20-47
факс: +7 (8312) 30-67-68
e-mail: tn@sinn.ru
www.sviazinform.nnov.ru
www.sinn.ru

Post House, M. Gorkiy sq.,
Nizhniy Novgorod, 603000, Russia
Phone: +7 (8312) 33-20-47
Fax: +7 (8312) 30-67-68
e-mail: tn@sinn.ru
www.sviazinform.nnov.ru
www.sinn.ru

РОССИЙСКАЯ ФЕДЕРАЦИЯ

НИЖНИЙ НОВГОРОД

НИЖЕГОРОДСКАЯ РЕГИСТРАЦИОННАЯ ПАЛАТА

Администрация
города Нижнего Новгорода

КОПИЯ

Комитет
по управлению городским имуществом
и земельными ресурсами

НИЖЕГОРОДСКАЯ РЕГИСТРАЦИОННАЯ ПАЛАТА

СВИДЕТЕЛЬСТВО

о государственной регистрации юридического лица

№ 20362

Открытое акционерное общество "ВолгаТелеком"

(полное фирменное наименование)

ОАО "ВолгаТелеком"

(сокращенное наименование)

Дата регистрации **15 декабря 1993 г.**

Регистрационный номер **448 (Городской отдел НРП)**

(порядковый № в журнале регистрации)

Место нахождения **Российская Федерация, 603000, г.Нижний Новгород, пл.М.Горького, Дом связи**

Настоящее свидетельство дает право осуществлять хозяйственную деятельность
в соответствии с учредительными документами
в рамках действующего законодательства Российской Федерации

Председатель Палаты [signature] **Н.Н.Шелыганова**

М.П.

Администрация города Нижнего Новгорода. Комитет по управлению городским имуществом и земельными ресурсами. Нижегородская регистрационная палата

г. Н.Нов.

Дата выдачи 28 июня 2002 г.

НИЖЕГОРОДСКАЯ РЕГИСТРАЦИОННАЯ ПАЛАТА

Серия НРП- НН **№ 20362**

1

Изменения:
1). № 2400-р от 12 августа 1996 г
2). № 37 от 07 апреля 1997 г
3). № 76 от 02 июля 1997 г
4) № 321 от 10 июля 1998

Нижегородская регистрационная палата

Подпись ответственного лица М.П.

2

5) № 685 от 14 июля 1999 г
6) № 1243 от 20 июля 2000 г
7) № 2038 от 17 июля 2001 г
8) № 2361 от 27 ноября 2001 г.

Нижегородская регистрационная палата

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3

Учредительные документы приведены в соответствие с Федеральным законом «О внесении изменений и дополнений в Федеральный закон «Об акционерных обществах» от 07.08.2001 г. № 120-ФЗ и зарегистрированы (в новой редакции, с учетом изменений)

«28» 06 2002 г.

под № 3363

Зам. председателя Палаты ______ Г.П.

Нижегородская регистрационная палата

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4

Подпись ответственного лица М.П.

5

город Нижний Новгород

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КОПИЯ

02 SEP 18 AM 1:14

УТВЕРЖДЕНО
общим собранием акционеров
ОАО «Нижегородсвязьинформ»
28 июня 2002г.
Протокол № 10 от 28 июня 2002г.

Председатель общего
собрания акционеров
_______________ В.Ф.Люлин

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СВЯЗЬИНФОРМ» НИЖЕГОРОДСКОЙ ОБЛАСТИ ОАО НИЖНИЙ НОВГОРОД

УСТАВ

Открытого акционерного общества «ВолгаТелеком» (ОАО «ВолгаТелеком») (новая редакция)

Учредительные документы приведены в соответствие с Федеральным законом «О внесении изменений и дополнений в Федеральный закон «Об акционерных обществах» от 07.08.2001 г. № 120-ФЗ и зарегистрированы (в новой редакции, с учетом изменений) «28» 06 2002 г.
под № 3363
Зам. председателя Палаты __________ Шельпанова П.П.

АДМИНИСТРАЦИЯ ГОРОДА УПРАВЛЕНИЮ ГОРОДСКИМ ИМУЩЕСТВОМ И ЗЕМЕЛЬНЫМИ РЕСУРСАМИ НИЖНИЙ НОВГОРОД
Нижегородская регистрационная палата

г. Нижний Новгород
2002 г.

Статья 1
Общие положения

1.1. Открытое акционерное общество «ВолгаТелеком» (в дальнейшем именуемое «Общество») созданное и зарегистрированное под наименованием открытого акционерного общества «Связьинформ» Нижегородской области, учрежденное Комитетом по управлению государственным имуществом Нижегородской области Распоряжением главы администрации г. Нижнего Новгорода № 1605-р от 15 декабря 1993 г. в соответствии с Указом Президента Российской Федерации от 1 июля 1992г. № 721 "Об организационных мерах по преобразованию государственных предприятий, добровольных объединений государственных предприятий в акционерные общества", а также постановлением Правительства Российской Федерации от 22 декабря 1992г. № 1003 "О приватизации предприятий связи" на базе государственного предприятия связи и информатики «Россвязьинформ» и является его правопреемником всех прав и обязанностей.

1.2. Срок деятельности Общества не ограничен. Деятельность Общества прекращается по решению общего собрания акционеров, либо по основаниям, предусмотренным Федеральным законом "Об акционерных обществах" и Гражданским кодексом Российской Федерации.

Статья 2
Наименование, место нахождения Общества

2.1. Полное фирменное наименование Общества на русском языке — Открытое акционерное общество «ВолгаТелеком».

2.2. Сокращенное фирменное наименование Общества на русском языке – ОАО «ВолгаТелеком».

2.3. Полное фирменное наименование Общества на английском языке – Open Joint Stock Company «VolgaTelecom».

2.4. Сокращенное фирменное наименование Общества на английском языке – OJSC «VolgaTelecom».

2.5. Место нахождения Общества – Российская Федерация, 603000, г. Нижний Новгород, пл. М. Горького, Дом связи.

2.6. Почтовый адрес Общества – 603000, г. Нижний Новгород, пл. М. Горького, Дом связи.

Статья 3
Юридический статус Общества

3.1. Общество по своему типу является открытым акционерным обществом. Общество создано на неограниченный срок деятельности.

Правовое положение Общества, порядок его реорганизации и ликвидации, а также права и обязанности акционеров Общества определяются Гражданским кодексом Российской Федерации, Федеральным законом "Об акционерных обществах", иными Федеральными законами, правовыми актами Российской Федерации, принятыми соответствующими государственными органами в пределах их полномочий, а также настоящим Уставом.

В случае последующего изменения норм действующего законодательства и иных правовых актов Российской Федерации, настоящий Устав действует в части не противоречащей их императивным нормам.

По вопросам, не нашедшим отражения в настоящем Уставе, Общество руководствуется действующим законодательством Российской Федерации, а также иными правовыми актами, принятыми в пределах полномочий соответствующих государственных органов.

3.2. Общество является юридическим лицом и имеет в собственности обособленное имущество, учитываемое на его самостоятельном балансе, может от своего имени приобретать и осуществлять имущественные и личные неимущественные права, нести обязанности, быть истцом и ответчиком в суде.

Общество имеет круглую печать, содержащую его полное фирменное наименование на русском языке и указание на место его нахождения, а также другие печати, содержащие надписи, определенные в установленном порядке, штампы и фирменные бланки с наименованием Общества, собственную эмблему, товарный знак, зарегистрированный в установленном порядке, и другие средства визуальной идентификации.

Филиалам и другим структурным подразделениям Общества разрешается иметь круглую печать, содержащую полные наименования: Общества, соответствующего филиала, структурного подразделения на русском языке и указание на место регистрации Общества, а также другие печати, содержащие надписи, определенные в установленном порядке, соответствующие штампы и бланки, выполненные в едином фирменном стиле, причем информация о наличии круглых печатей должна быть внесена в Положения о соответствующих филиалах и структурных подразделениях.

Общество вправе в установленном порядке открывать банковские счета на территории Российской Федерации и за ее пределами.

3.3. Общество несет ответственность по своим обязательствам в пределах принадлежащего ему имущества и имущественных прав, на которые по законодательству Российской Федерации может быть обращено взыскание. Акционеры не отвечают по обязательствам Общества и несут риск убытков, связанных с его деятельностью, в пределах стоимости принадлежащих им

ответственность по обязательствам Общества в пределах неоплаченной части стоимости принадлежащих им акций.

3.4. Общество не отвечает по обязательствам государства и своих акционеров, равно как государство не отвечает по обязательствам Общества.

3.5. Общество в целях реализации государственной, социальной, экономической и налоговой политики несет ответственность за сохранность документов (управленческих, финансово-хозяйственных, по личному составу и др.), обеспечивает передачу на государственное хранение документов, имеющих научно-историческое значение, хранит и использует в установленном порядке документы по личному составу, а также персональные данные работников Общества.

Статья 4
Цель и виды деятельности Общества

4.1. Целью Общества является извлечение прибыли.

4.2. Основными видами деятельности Общества являются:

4.2.1. предоставление услуг местной и внутризоновой телефонной связи;

4.2.2. предоставление услуг междугородной и международной телефонной связи;

4.2.3. предоставление телеграфных услуг, услуг передачи данных и телематических услуг (в т.ч. Интернет);

4.2.4. предоставление в аренду физических цепей, каналов и трактов связи, включая каналы вещания;

4.2.5. трансляция звуковых программ по сети проводного вещания;

4.2.6. предоставление услуг персонального радиовызова;

4.2.7. предоставление услуг сотовой радиотелефонной связи;

4.2.8. предоставление услуг подвижной радиосвязи (типа "Алтай");

4.2.9. предоставление услуг радиально-зоновой сети (транкинг);

4.2.10. предоставление услуг интеллектуальной сети связи;

4.2.11. предоставление услуг эфирного и кабельного телевидения;

4.2.12. предоставление услуг эфирной трансляции телевизионных, звуковых программ и передача дополнительной информации;

4.2.13. организация защиты сведений, составляющих государственную тайну, тайну связи и иную охраняемую законом тайну;

4.2.14. организация восстановления сетей и средств связи при авариях и повреждениях;

4.2.15. приоритетное предоставление услуг и средств связи в интересах обороны, государственного управления, безопасности и правопорядка;

4.2.16. выполнение мероприятий по обеспечению услугами связи в чрезвычайных ситуациях;

город

4.2.17. реализация в установленном порядке планов мобилизационной подготовки сети связи и мероприятий при чрезвычайных ситуациях.

4.3. Обладая общей правоспособностью Общество имеет гражданские права и несет обязанности, необходимые для осуществления любых иных видов деятельности, не запрещенных федеральными законами, в том числе:

- ремонтно-строительные работы, осуществление строительства объектов подрядным и хозяйственным способом, капитальный ремонт и реконструкция сооружений связи;

- переподготовка кадров;

- физкультурная, культурно-массовая и оздоровительная деятельность;

- оказание услуг для детей дошкольного возраста.

Отдельными видами деятельности, перечень которых определяется федеральными законами, Общество может заниматься только на основании специального разрешения (лицензии),

Статья 5
Филиалы и представительства Общества

5.1. Общество в установленном порядке имеет право создавать филиалы и открывать представительства на территории Российской Федерации. Филиалы и представительства не являются юридическими лицами.

5.2. Общество имеет следующие филиалы:

5.2.1. Арзамасский межрайонный узел электросвязи, расположенный по адресу: 607220, Нижегородская область, г. Арзамас, ул. Пушкина, 145;

5.2.2. Городецкий межрайонный узел электросвязи, расположенный по адресу: 606500,Нижегородская область, г. Городец, ул. Пролетарская, 15;

5.2.3. Кстовский межрайонный узел электросвязи, расположенный по адресу: 607650, Нижегородская область, г. Кстово, пр. Победы, 12;

5.2.4. Уренский межрайонный узел электросвязи, расположенный по адресу: 606800, Нижегородская область, г. Урень, ул. Вокзальная, 2;

5.2.5. Дзержинский межрайонный узел электросвязи, расположенный по адресу: 606000, Нижегородская область, г. Дзержинск, пр. Дзержинского, 2;

5.2.6. Нижегородская междугородная телефонная станция, расположенная по адресу: 603022, г. Нижний Новгород, пр.Гагарина, 11;

5.2.7. Нижегородская городская телефонная сеть, расположенная по адресу: 603115, г. Нижний Новгород, ул. Ванеева, 9а;

5.2.8. Информационно-вычислительный центр, расположенный по

5.2.9. «Кировэлектросвязь», расположенный по адресу: 601000, г. Киров, ул. Дрелевского,43/1;

5.2.10. «Мартелком» республики Марий Эл, расположенный по адресу: 424000, Республика Марий Эл, г. Йошкар-Ола, ул. Советская, 138;

5.2.11. «Связьинформ» Мордовии, расположенный по адресу: 430000, г. Саранск, ул. Большевистская,13;

5.2.12.«Электросвязь» Оренбургской области, расположенный по адресу: 460000, г. Оренбург, ул. Володарского,11;

5.2.13. «Связьинформ» Пензенской области, расположенный по адресу: 440606, г. Пенза, ул. Куприна, 1/3;

5.2.14.«Самараэлекторосвязь», расположенный по адресу: 443099, г. Самара, ул. Ленинградская,24;

5.2.15. «Саратовэлектросвязь», расположенный по адресу: 410600, г. Саратов, ул. Киселева, 40;

5.2.16. «Электросвязь» Ульяновской области, расположенный по адресу: 432601, г. Ульяновск, ул. Л.Толстого, 60;

5.2.17.«УдмуртТелеком», расположенный по адресу: 426008, г. Ижевск, ул. Пушкина, 278;

5.2.18.«Связьинформ» Чувашской республики, расположенный по адресу: 428000, Чувашская Республика, г. Чебоксары, пр. Ленина, 2.

5.3. Филиалы и представительства Общества действуют в соответствии с Положениями о них, утверждаемыми Советом директоров. Совет директоров принимает решение о создании филиалов, открытии представительств и их ликвидации.

Руководители филиалов и представительств назначаются и освобождаются от должности Генеральным директором по согласованию с Советом директоров Общества и действуют от имени Общества на основании доверенности.

Статья 6
Уставный капитал Общества. Размещенные и объявленные акции

6.1. Уставный капитал Общества составляет 583 387, 5 тыс. рублей.

6.2. Уставный капитал Общества состоит из номинальной стоимости акций, выпущенных в бездокументарной форме и приобретенных акционерами, в том числе:

6.2.1. Обыкновенные именные акции - 87 508 200 штук. Номинальная стоимость каждой обыкновенной акции составляет 5 (Пять) рублей.

6.2.2. Привилегированные именные акции типа А - 29 169 300 штук. Номинальная стоимость каждой привилегированной акции типа А составляет 5 (Пять) рублей.

6.3. Общество вправе размещать 159 766 200 штук обыкновенных

обыкновенным акциям (объявленные акции). Номинальная стоимость каждой объявленной обыкновенной акции составляет 5 (Пять) рублей.

Общество вправе размещать 53 354 600 штук привилегированных именных бездокументарных акций типа А дополнительно к размещенным привилегированным акциям (объявленные акции). Номинальная стоимость каждой объявленной привилегированной акции типа А составляет 5 (Пять) рублей.

6.4. Объявленные акции, предусмотренные п.6.3 настоящего Устава, в случае их размещения будут обладать всеми правами, установленными статьями 7, 8 Устава для акций Общества соответствующей категории (типа).

6.5. Уставный капитал Общества может быть увеличен в порядке, предусмотренном действующим законодательством Российской Федерации и настоящим Уставом, следующими способами:

6.5.1. путем увеличения номинальной стоимости акций Общества;

6.5.2. путем размещения дополнительных акций по открытой или закрытой подписке.

6.6. При увеличении уставного капитала Общества путем размещения дополнительных акций по открытой или закрытой подписке оплата размещаемых акций может быть осуществлена на основании решения о размещении акций деньгами, ценными бумагами, другим имуществом или имущественными правами либо иными правами, имеющими денежную оценку.

6.7. Увеличение уставного капитала Общества путем увеличения номинальной стоимости акций осуществляется на основании решения общего собрания акционеров Общества, принятого большинством голосов акционеров-владельцев голосующих акций Общества, принимающих участие в собрании.

6.8. Увеличение уставного капитала Общества путем размещения дополнительных акций посредством закрытой подписки, также как увеличение уставного капитала Общества путем размещения дополнительных акций посредством открытой подписки в случае, если количество дополнительно размещаемых по открытой подписке акций составляет более 25 процентов ранее размещенных Обществом акций, осуществляется на основании решения общего собрания акционеров Общества, принятого большинством в три четверти голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании.

6.9. Увеличение уставного капитала Общества путем размещения дополнительных акций посредством открытой подписки осуществляется на основании решения Совета директоров Общества, принятого единогласно всеми членами Совета директоров Общества без учета голосов выбывших директоров Общества в случае, если количество дополнительно размещаемых

6.10. Увеличение уставного капитала Общества путем размещения дополнительных акций за счет имущества Общества осуществляется на основании решения Совета директоров Общества, принятого единогласно всеми членами Совета директоров Общества за исключением голосов выбывших директоров Общества.

6.11. Уставный капитал Общества может быть уменьшен в порядке, предусмотренном действующим законодательством Российской Федерации и настоящим Уставом, следующими способами:

6.11.1. путем уменьшения номинальной стоимости размещенных Обществом акций;

6.11.2. путем приобретения части акций в целях сокращения их общего количества;

6.11.3. путем погашения размещенных акций, приобретенных Обществом по решению Совета директоров и не реализованных Обществом в течение года с момента их приобретения Обществом;

6.11.4. путем погашения выкупленных Обществом акций.

6.12. Уменьшение уставного капитала Общества способами, предусмотренными п.6.11 настоящего Устава, осуществляется на основании решения Общего собрания акционеров Общества, принятого большинством голосов акционеров-владельцев голосующих акций Общества, принимающих участие в собрании.

6.13. При уменьшении уставного капитала Общества способами, предусмотренными п.6.11.3, п.6.11.4 настоящего Устава, общее собрание акционеров помимо решения об уменьшении уставного капитала Общества принимает решение о внесении соответствующих изменений в Устав Общества. Такое решение принимается тремя четвертями голосов акционеров – владельцев голосующих акций, принимающих участие в собрании.

6.14. Общество не вправе уменьшать свой уставный капитал, если в результате такого уменьшения его размер станет меньше тысячекратной суммы минимального размера оплаты труда, установленного федеральным законом на дату представления документов для государственной регистрации соответствующих изменений в Уставе Общества, а в случае, если Общество в соответствии с требованиями действующего законодательства Российской Федерации обязано уменьшить свой уставный капитал - на дату государственной регистрации Общества.

6.15. Если по окончании второго и каждого последующего финансового года в соответствии с годовым бухгалтерским балансом, предложенным для утверждения акционерам Общества, или результатами аудиторской проверки стоимость чистых активов Общества оказывается меньше его уставного

капитала, Общество обязано уменьшить свой уставный капитал до величины, не превышающей стоимости его чистых активов.

Статья 7
Права и обязанности акционеров-владельцев обыкновенных акций Общества

7.1. Каждая обыкновенная акция Общества предоставляет акционеру – ее владельцу одинаковый объем прав.

7.2. Каждый акционер – владелец обыкновенных акций Общества имеет право:

7.2.1. участвовать в общем собрании акционеров Общества в порядке, предусмотренном действующим законодательством Российской Федерации;

7.2.2. получать дивиденды в порядке, предусмотренном действующим законодательством Российской Федерации и настоящим Уставом, в случае их объявления Обществом;

7.2.3. получать часть имущества Общества, оставшуюся после его ликвидации, пропорционально числу имеющихся у него акций;

7.2.4. получать доступ к документам, предусмотренным п.1 ст.89 Федерального закона «Об акционерных обществах», в порядке, предусмотренном ст.91 указанного закона;

7.2.5. требовать у регистратора Общества подтверждения прав акционера на акции путем выдачи ему выписки из реестра акционеров Общества;

7.2.6. получать у регистратора Общества информацию о всех записях на его лицевом счете, а также иную информацию, предусмотренную правовыми актами Российской Федерации, устанавливающими порядок ведения реестра акционеров;

7.2.7. отчуждать принадлежащие ему акции без согласия других акционеров и Общества;

7.2.8. в случаях, предусмотренных действующим законодательством Российской Федерации, защищать в судебном порядке свои нарушенные гражданские права, в том числе требовать от Общества возмещения убытков;

7.2.9. требовать выкупа Обществом всех или части принадлежащих акционеру акций в случаях и в порядке, предусмотренных действующим законодательством Российской Федерации;

7.2.10. продать акции Обществу, в случае, если Обществом принято решение о приобретении данных акций;

7.2.11. требовать от Общества выписку из списка лиц, имеющих право на участие в Общем собрании акционеров, содержащую данные об акционере.

7.3. Акционер, владеющий более 1 процентом голосующих акций Общества, вправе требовать у регистратора Общества информацию об имени (наименовании) зарегистрированных в реестре акционеров владельцев акций и

о количестве, категории и номинальной стоимости, принадлежащих им акций (Данная информация предоставляется без указания адресов акционеров).

7.4. Акционеры (акционер), владеющие в совокупности не менее чем 1 процентом размещенных обыкновенных акций Общества, вправе обратиться в суд с иском к члену Совета директоров Общества, единоличному исполнительному органу Общества, члену коллегиального исполнительного органа Общества, а равно к управляющей организации или управляющему о возмещении убытков, причиненных Обществу в результате виновных действий (бездействия) указанных лиц.

7.5. Акционеры, обладающие не менее чем 1 процентом голосов на общем собрании акционеров, вправе требовать от Общества предоставления списка лиц, имеющих право на участие в собрании. При этом данные, документов и почтовый адрес акционеров, включенных в этот список, предоставляются только с их согласия.

7.6. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 процентов голосующих акций Общества, вправе внести вопросы в повестку дня годового общего собрания акционеров и выдвинуть кандидатов в органы управления и контроля Общества. При подготовке внеочередного общего собрания акционеров с повесткой дня об избрании Совета директоров Общества указанные акционеры (акционер) вправе предложить кандидатов для избрания в Совет директоров Общества.

7.7. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 10 процентов голосующих акций Общества, вправе требовать у Совета директоров Общества созыва внеочередного общего собрания акционеров. В случае, если в течение установленного действующим законодательством Российской Федерации и настоящим Уставом срока Советом директоров Общества не принято решение о созыве внеочередного общего собрания акционеров или принято решение об отказе в его созыве, внеочередное собрание может быть созвано указанными акционерами.

7.8. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 10 процентов голосующих акций Общества, вправе во всякое время требовать проведения ревизии финансово-хозяйственной деятельности Общества.

7.9. Акционеры (акционер), имеющие в совокупности не менее 25 процентов голосующих акций Общества имеют право доступа, а также имеют право на получение копий документов бухгалтерского учета и протоколов заседаний коллегиального исполнительного органа Общества.

7.10. Акционеры – владельцы обыкновенных акций Общества имеют

Федерации, иными правовыми актами Российской Федерации, изданными в пределах их полномочий, а также настоящим Уставом.

7.11. Каждый акционер – владелец обыкновенных акций Общества обязан:

- информировать держателя реестра акционеров Общества об изменении своих данных;
- не разглашать конфиденциальную информацию о деятельности Общества.

7.12. В случае, если акционер Общества имеет намерение самостоятельно или совместно со своим аффилированным лицом (лицами) приобрести 30 и более процентов размещенных обыкновенных акций Общества, то данный акционер обязан не ранее чем за 90 дней и не позднее чем за 30 дней до даты приобретения акций направить в Общество письменное уведомление о намерении приобрести указанные акции. После совершения данной сделки (сделок) по приобретению акций этот акционер в течение 30 дней с даты приобретения обязан предложить акционерам Общества продать ему принадлежащие им обыкновенные акции Общества и эмиссионные ценные бумаги, конвертируемые в обыкновенные акции по рыночной цене, но не ниже их средневзвешенной цены за шесть месяцев, предшествующих дате приобретения.

Статья 8
Права и обязанности акционеров – владельцев привилегированных акций типа А

8.1. Каждая привилегированная акция типа А Общества предоставляет акционеру – ее владельцу одинаковый объем прав.

8.2. Владельцы привилегированных акций типа А имеют право на получение ежегодного фиксированного дивиденда за исключением случаев, предусмотренных настоящим Уставом. Общая сумма, выплачиваемая в качестве дивиденда по каждой привилегированной акции типа А, устанавливается в размере 10 процентов чистой прибыли Общества по итогам последнего финансового года, разделенной на число акций, которые составляют 25 процентов уставного капитала Общества. При этом, если сумма дивидендов, выплачиваемая Обществом по каждой обыкновенной акции в определенном году, превышает сумму, подлежащую выплате в качестве дивидендов по каждой привилегированной акции типа А, размер дивидендов, выплачиваемых по последним, должен быть увеличен до размера дивидендов, выплачиваемого по обыкновенным акциям.

8.3. Владельцы привилегированных акций типа А имеют право участвовать в общем собрании акционеров с правом голоса при решении вопросов о реорганизации и ликвидации Общества, а также по вопросу

внесения дополнений и изменений в Устав Общества, в случае, когда данные изменения ограничивают права указанных акционеров.

8.4. Владельцы привилегированных акций типа А имеют право участвовать в общем собрании акционеров с правом голоса по всем вопросам повестки дня собрания в случае, когда собранием акционеров независимо от причин не было принято решение о выплате дивидендов или было принято решение о неполной выплате дивидендов по привилегированным акциям типа А. Данное право возникает у владельцев привилегированных акций типа А начиная с собрания, следующего за годовым собранием акционеров, на котором не было принято решение о выплате дивидендов и прекращается с момента первой выплаты дивидендов по указанным акциям в полном размере.

8.5. Владельцы привилегированных акций типа А имеют права, предусмотренные п.7.2.3, п.7.2.4, п.7.2.5, п.7.2.6, п.7.2.7, п.7.2.8, п.7.2.10, п.7.2.11 настоящего Устава для владельцев обыкновенных акций Общества. Эти права предоставляются акционерам – владельцам привилегированных акций типа А в том числе в случае, когда данные акции не являются голосующими.

8.6. Владельцы привилегированных акций типа А имеют права, предусмотренные п.7.3, п.7.6, п.7.7, п.7.8, п.7.9 настоящего Устава в случае, когда привилегированные акции типа А имеют право голоса по всем вопросам компетенции общего собрания акционеров Общества.

8.7. Владельцы привилегированных акций типа А имеют право требовать выкупа Обществом всех или части принадлежащих акционеру акций в случаях и в порядке, предусмотренных действующим законодательством Российской Федерации.

8.8. Владельцы привилегированных акций типа А, обладающие не менее чем 1 процентом голосов на общем собрании акционеров, вправе требовать от Общества предоставления списка лиц, имеющих право на участие в собрании. При этом данные документов и почтовый адрес акционеров, включенных в этот список, предоставляются только с их согласия.

8.9. Акционеры – владельцы привилегированных акций типа А имеют иные права, предусмотренные действующим законодательством Российской Федерации, иными правовыми актами Российской Федерации, а также настоящим Уставом.

8.10. Каждый акционер – владелец привилегированных акций типа А обязан:

- информировать держателя реестра акционеров Общества об изменении своих данных;

- не разглашать конфиденциальную информацию о деятельности Общества.

Статья 9
Фонды Общества

9.1. В Обществе создается резервный фонд путем ежегодных отчислений не менее 5 процентов чистой прибыли Общества до достижения им размера 5 процентов от уставного капитала Общества.

Резервный фонд предназначен для покрытия убытков Общества, а также для погашения облигаций Общества и выкупа акций Общества в случае отсутствия иных средств.

Резервный фонд не может быть использован для иных целей.

9.2. В Обществе решением общего собрания акционеров по вопросу, предусмотренному п/п 14 п.12.2 настоящего Устава, может быть принято решение о создании иных фондов, в том числе фонда акционирования работников Общества.

Средства фонда акционирования расходуются исключительно на приобретение акций Общества, продаваемых акционерами Общества, для последующего размещения его работникам.

При возмездной реализации работникам Общества акций, приобретенных за счет средств фонда акционирования работников Общества, вырученные средства направляются на формирование указанного фонда.

Порядок образования, расходования средств фонда, его назначение определяется Положением о фонде акционирования, утверждаемым Советом директоров Общества.

Статья 10
Дивиденды Общества

10.1. Общество вправе один раз в год принимать решение (объявлять) о выплате дивидендов по размещенным акциям.

Дивиденды выплачиваются из чистой прибыли Общества, указанной в Отчете о прибылях и убытках Общества по итогам работы за год. Дивиденды по привилегированным акциям могут выплачиваться за счет специально предназначенных для этого фондов Общества.

В случае реорганизации Общества в форме присоединения к нему других обществ чистая прибыль Общества определяется путем суммирования его чистой прибыли и чистых прибылей (убытков) присоединяемых обществ, исчисленных в соответствии с нормативными актами по бухгалтерскому учету в Отчетах о прибылях и убытках присоединяемых обществ на последнюю отчетную дату (дату реорганизации).

Решение о выплате годовых дивидендов, размере годового дивиденда и форме его выплаты по акциям каждой категории (типа) принимается общим

гаход

собранием акционеров. Размер годовых дивидендов не может быть больше рекомендованного Советом директоров Общества.

Для выплаты дивидендов в Обществе составляется список лиц, имеющих право получения годовых дивидендов. Данный список составляется по данным реестра на дату составления списка лиц, имеющих право участвовать в годовом общем собрании акционеров.

10.2. Дивиденды по привилегированным акциям типа А и обыкновенным акциям Общества выплачиваются в сроки, устанавливаемые решением общего собрания акционеров о выплате годовых дивидендов Общества. Указанный срок устанавливается не позднее окончания финансового года, в котором принято решение о выплате годовых дивидендов.

Размер дивидендов по привилегированным акциям типа А определен в п. 8.2. настоящего Устава.

10.3. Объявленные Обществом дивиденды могут выплачиваться как деньгами, так и иным имуществом в случае, если общим собранием акционеров Общества принято решение о выплате дивидендов в неденежной форме.

Решение общего собрания акционеров о выплате дивидендов Общества в неденежной форме принимается только на основании предложения Совета директоров Общества, в котором должно быть указано имущество Общества, направляемое на выплату дивидендов.

10.4. При принятии решения (объявлении) о выплате дивидендов Общество обязано руководствоваться ограничениями, установленными федеральными законами.

Статья 11
Реестр акционеров Общества. Регистратор Общества

11.1. Общество обеспечивает ведение и хранение реестра акционеров Общества в соответствии с требованиями, установленными действующим законодательством Российской Федерации и иными правовыми актами Российской Федерации.

11.2. Держателем реестра акционеров Общества является специализированный регистратор, осуществляющий деятельность по ведению реестра акционеров как исключительную и имеющий лицензию установленного образца на осуществление настоящей деятельности.

Утверждение регистратора Общества и условий договора с ним, а также расторжение договора с регистратором Общества осуществляется на основании решения Совета директоров Общества.

11.3. Общество не освобождается от ответственности за ведение и хранение реестра акционеров. В случае, если неправомерными действиями

держателя, такой акционер или номинальный держатель вправе в установленном действующем законодательством Российской Федерации порядке обратиться в суд с требованием к Обществу восстановить нарушенные гражданские права, в том числе возместить убытки.

11.4. Регистратор Общества выполняет функции счетной комиссии Общества. При этом, регистратор Общества проверяет полномочия и регистрирует лиц, участвующих в общем собрании акционеров Общества, определяет кворум общего собрания акционеров, разъясняет вопросы, возникающие в связи с реализацией акционерами (их представителями) права голоса на общем собрании, разъясняет порядок голосования по вопросам, выносимым на голосование, обеспечивает установленный порядок голосования и права акционеров на участие в голосовании, подсчитывает голоса и подводит итоги голосования, составляет протокол об итогах голосования, передает в архив бюллетени для голосования.

При исполнении функций счетной комиссии регистратор подчиняется внутренним документам Общества.

Статья 12
Общее собрание акционеров

12.1. Общее собрание акционеров является высшим органом управления Общества.

12.2. К компетенции общего собрания акционеров относятся следующие вопросы, которые не могут быть переданы на решение Совету директоров, Генеральному директору или Правлению Общества:

1) внесение изменений и дополнений в настоящий Устав или утверждение Устава Общества в новой редакции (за исключением случаев, предусмотренных Федеральным законом "Об акционерных обществах"), решения по которым принимаются не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

2) реорганизация Общества, решение по которому принимается не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

3) ликвидация Общества, назначение ликвидационной комиссии и утверждение промежуточного и окончательного ликвидационных балансов, решения по которым принимаются не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

4) избрание членов Совета директоров, осуществляемое кумулятивным голосованием;

5) досрочное прекращение полномочий членов Совета директоров, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций, принимающих участие в собрании;

6) назначение единоличного исполнительного органа (Генерального директора), а также досрочное прекращение его полномочий, решения по которым принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

7) определение количества, номинальной стоимости, категории (типа) объявленных акций Общества и прав, предоставляемых этими акциями, решения по которым принимаются не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

8) увеличение уставного капитала Общества путем увеличения номинальной стоимости акций, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

9) увеличение уставного капитала Общества путем размещения дополнительных акций по открытой подписке в случае, если количество дополнительно размещаемых акций составляет более 25 процентов ранее размещенных Обществом обыкновенных акций, решение по которому принимается не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

10) увеличение уставного капитала Общества путем размещения дополнительных акций по закрытой подписке, решение по которому принимается не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

11) уменьшение уставного капитала Общества путем уменьшения номинальной стоимости акций:

погашения размещенных акций, приобретенных Обществом по решению Совета директоров и не реализованных в течение года с момента их приобретения Обществом,

погашения выкупленных Обществом акций;

приобретения Обществом части акций в целях сокращения их общего количества,

решения по которым принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

12) избрание членов Ревизионной комиссии Общества и досрочное прекращение их полномочий, решения по которым принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

13) утверждение аудитора Общества, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

14) утверждение годовых отчетов, годовой бухгалтерской отчетности Общества, в том числе отчетов о прибылях и убытках (счетов прибылей и

(объявление) дивидендов, и убытков Общества по результатам финансового года, решения по которым принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

15) определение порядка ведения Общего собрания акционеров Общества, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

16) дробление и консолидация акций, решения по которым принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

17) принятие решения об одобрении сделок, в совершении которых имеется заинтересованность, решение по которому принимается в случаях и в порядке, предусмотренных главой XI Федерального закона "Об акционерных Обществах";

18) принятие решения об одобрении крупных сделок, связанных с приобретением, отчуждением или возможностью отчуждения Обществом прямо или косвенно имущества, стоимость которого составляет более 50 процентов балансовой стоимости активов Общества, определенной по данным его бухгалтерской отчетности на последнюю отчетную дату, за исключением сделок, совершаемых в процессе обычной хозяйственной деятельности Общества, сделок, связанных с размещением посредством подписки (реализацией) обыкновенных акций Общества, а также сделок, связанных с размещением эмиссионных ценных бумаг, конвертируемых в обыкновенные акции Общества, решение по которым принимается большинством в три четверти голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

19) принятие решения об участии в холдинговых компаниях, финансово-промышленных группах, ассоциациях и иных объединениях коммерческих организаций, принимаемое большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

20) утверждение внутренних документов, регулирующих деятельность органов Общества, решения по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

21) размещение Обществом облигаций, конвертируемых в акции и иных эмиссионных ценных бумаг, конвертируемых в акции, если указанные облигации (иные эмиссионные ценные бумаги) размещаются посредством закрытой подписки или посредством открытой подписки, когда при открытой подписке конвертируемые облигации (иные эмиссионные ценные бумаги) могут быть конвертированы в обыкновенные акции Общества, составляющие более 25 процентов ранее размещенных обыкновенных акций, решение по которому принимается не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

22) принятие решения о возмещении за счет Общества расходов на [illegible] и проведение внеочередного Общего собрания акционеров

законодательства Российской Федерации Советом директоров не принято решение о созыве внеочередного собрания и данное собрание созвано иными лицами. Решение принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

23) освобождение лица, которое самостоятельно или совместно со своими аффилированными лицами приобрело 30 и более процентов размещенных обыкновенных акций Общества, от обязанности приобретения акций у иных акционеров Общества, решение по которому принимается большинством голосов акционеров - владельцев голосующих акций, принимающих участие в собрании, за исключением голосов по акциям, принадлежащих указанному лицу и его аффилированным лицам;

24) принятие решения о передаче полномочий единоличного исполнительного органа Общества управляющей организации или управляющему;

25) решение иных вопросов, предусмотренных Федеральным законом «Об акционерных обществах» и настоящим Уставом.

12.3. Общее собрание акционеров вправе принимать решения по вопросам, предусмотренным п/п 2, 8, 9, 10, 16 – 20, *24* п. 12.2 настоящего Устава исключительно по предложению Совета директоров. При этом иные лица, имеющие в соответствии с действующим законодательством Российской Федерации полномочия вносить предложения в повестку дня годового или внеочередного общего собрания акционеров, не вправе требовать от Совета директоров внесения в повестку дня собрания перечисленных вопросов.

Общее собрание акционеров не вправе рассматривать и принимать решения по вопросам, которые не отнесены к его компетенции Федеральным законом "Об акционерных обществах".

Общее собрание не вправе принимать решения по вопросам, не включенным в повестку дня собрания, а также изменить повестку дня.

12.4. При решении на общем собрании акционеров вопросов о внесении изменений и дополнений в настоящий Устав, ограничивающих права акционеров – владельцев привилегированных акций Общества определенного типа, решение о таких изменениях и дополнениях считается принятым, если за него отдано не менее чем три четверти голосов акционеров – владельцев обыкновенных акций Общества, принимающих участие в собрании и три четверти голосов всех акционеров – владельцев привилегированных акций Общества определенного типа.

12.5. Общество обязано ежегодно проводить годовое общее собрание акционеров.

Годовое общее собрание акционеров проводится не ранее чем через четыре месяца и не позднее чем через шесть месяцев после окончания финансового года.

избрание Ревизионной комиссии Общества,

утверждение аудитора Общества,

утверждение годовых отчетов, годовой бухгалтерской отчетности, в том числе отчетов о прибылях и убытках (счетов прибылей и убытков) Общества, а также распределение прибыли, в том числе выплата (объявление) дивидендов, и убытков Общества по результатам финансового года,

а также могут решаться иные вопросы, отнесенные к компетенции общего собрания акционеров.

12.6. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 процентов голосующих акций Общества, вправе внести вопросы в повестку дня годового общего собрания акционеров и выдвинуть кандидатов в Совет директоров Общества, Ревизионную комиссию Общества, число которых не может превышать количественный состав соответствующего органа, установленный настоящим Уставом, а также кандидата на должность Генерального директора Общества. Такие предложения должны поступить в Общество не позднее чем через 45 дней после окончания финансового года.

Предложения о внесении вопросов в повестку дня годового общего собрания акционеров и о выдвижении кандидатов в органы управления и контроля Общества должны содержать информацию, предусмотренную п.п.3, 4 ст.53 Федерального закона «Об акционерных обществах».

Поступившие в Общество предложения о внесении вопросов в повестку дня годового общего собрания акционеров и о выдвижении кандидатов в органы управления и контроля Общества, могут быть отозваны акционерами (акционером), внесшими предложения, до окончания срока поступления предложений в Общество.

12.7. Проводимые помимо годового общие собрания акционеров, являются внеочередными.

Внеочередное общее собрание акционеров проводится по решению Совета директоров на основании его собственной инициативы, требования Ревизионной комиссии Общества, аудитора Общества, а также акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций Общества на дату предъявления требования. Созыв внеочередного общего собрания акционеров по требованию Ревизионной комиссии Общества, аудитора Общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций общества, осуществляется Советом директоров общества.

12.8. Внеочередное общее собрание акционеров, созываемое по требованию Ревизионной комиссии Общества, аудитора Общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций Общества, должно быть проведено в течение 40 дней с момента представления требования о проведении внеочередного общего собрания акционеров.

В случае, когда по решению Совета директоров Общества назначен временный Генеральный директор Общества, внеочередное общее собрание акционеров созываемое по решению Совета директоров Общества на основании его собственной инициативы для решения вопроса о досрочном прекращении полномочий Генерального директора Общества и о назначении Генерального директора Общества, должно быть проведено в течение 40 дней с момента принятия решения о его проведении Советом директоров Общества.

12.9. Внеочередное общее собрание акционеров, созываемое по требованию Ревизионной комиссии Общества, аудитора Общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций Общества, повестка дня которого содержит вопрос об избрании членов Совета директоров Общества, должно быть проведено в течение 70 дней с момента представления требования о проведении внеочередного общего собрания акционеров.

В случае, когда количество членов Советов директоров Общества становится менее количества, составляющего кворум для проведения заседаний Совета директоров Общества, внеочередное общее собрание акционеров, созываемое по решению Совета директоров Общества на основании его собственной инициативы для решения вопроса об избрании Совета директоров Общества, должно быть проведено в течение 70 дней с момента принятия решения о его проведении Советом директоров Общества.

12.10. При подготовке внеочередного общего собрания акционеров, повестка дня которого содержит вопрос об избрании Совета директоров Общества, акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 процентов голосующих акций Общества, вправе выдвинуть кандидатов в Совет директоров Общества, число которых не может превышать количественный состав Совета директоров, установленный настоящим Уставом. Такие предложения должны поступить в Общество не позднее чем за 30 дней до даты проведения внеочередного общего собрания акционеров.

Предложения о выдвижении кандидатов в Совет директоров Общества должны содержать информацию, предусмотренную п.п.3, 4 ст.53 Федерального закона «Об акционерных обществах».

Поступившие в Общество предложения о выдвижении кандидатов в Совет директоров Общества, могут быть отозваны акционерами (акционером), внесшими предложения, до окончания срока поступления предложений в Общество.

12.11. При подготовке к проведению общего собрания акционеров Совет директоров Общества определяет:

форму проведения общего собрания акционеров (собрание или заочное голосование);

дату, место, время проведения общего собрания акционеров и почтовый адрес, по которому могут направляться заполненные бюллетени, либо в случае

окончания приема бюллетеней для голосования и почтовый адрес, по которому должны направляться заполненные бюллетени;

дату составления списка лиц, имеющих право на участие в общем собрании акционеров;

повестку дня общего собрания акционеров;

порядок сообщения акционерам о проведении общего собрания акционеров;

перечень информации (материалов), предоставляемой акционерам при подготовке к проведению общего собрания акционеров, и порядок ее предоставления;

форму и текст бюллетеней для голосования.

12.12. Список лиц, имеющих право на участие в общем собрании акционеров, составляется на основании данных реестра акционеров Общества.

Дата составления списка лиц, имеющих право на участие в общем собрании акционеров, устанавливается не ранее даты принятия решения о проведении общего собрания акционеров, не более чем за 50 дней и не менее чем за 45 дней до даты его проведения.

Дата составления списка лиц, имеющих право на участие во внеочередном общем собрании акционеров, повестка дня которого содержит вопрос об избрании Совета директоров Общества, устанавливается не ранее даты принятия решения о проведении внеочередного общего собрания акционеров, не более чем за 65 дней и не менее чем за 45 дней до даты его проведения.

12.13. Сообщение о проведении общего собрания акционеров должно быть сделано не позднее чем за 20 дней, а сообщение о проведении общего собрания акционеров, повестка дня которого содержит вопрос о реорганизации Общества – не позднее чем за 30 дней до даты его проведения.

В случае, если предлагаемая повестка дня внеочередного общего собрания акционеров содержит вопрос об избрании Совета директоров Общества, сообщение о проведении внеочередного общего собрания акционеров должно быть сделано не позднее чем за 50 дней до даты его проведения.

В указанные сроки сообщение о проведении общего собрания акционеров должно быть направлено каждому лицу, указанному в списке лиц, имеющих право на участие в общем собрании акционеров, заказным письмом или вручено каждому из указанных лиц под роспись. Сообщение о проведении общего собрания акционеров может быть также опубликовано в газете «Нижегородские Новости».

12.14. Лицам, имеющим право на участие в общем собрании акционеров, в порядке и по адресу (адресам), указанным в сообщении о проведении общего собрания акционеров, предоставляется следующая информация (материалы):

годовая бухгалтерская отчетность, в том числе заключение аудитора, заключение Ревизионной комиссии Общества по результатам проверки годовой бухгалтерской отчетности,

сведения о кандидатах в Совет директоров Общества, Ревизионную комиссию Общества, на должность Генерального директора Общества,

проект изменений и дополнений, вносимых в Устав Общества, или проект Устава Общества в новой редакции,

проекты внутренних документов Общества,

проекты иных документов, принятие которых предусмотрено проектами решений общего собрания акционеров,

проекты решений общего собрания акционеров,

иная информация (материалы), необходимая для принятия решений по вопросам повестки дня общего собрания акционеров, включенная Советом директоров в перечень информации (материалов), предоставляемой акционерам при подготовке к проведению общего собрания акционеров.

12.15 Общее собрание акционеров правомочно (имеет кворум), если в нем приняли участие акционеры, обладающие в совокупности более чем половиной голосов размещенных голосующих акций Общества.

Принявшими участие в общем собрании акционеров считаются акционеры, зарегистрировавшиеся для участия в нем, и акционеры, бюллетени которых получены не позднее двух дней до даты проведения общего собрания акционеров. Принявшими участие в общем собрании акционеров, проводимом в форме заочного голосования, считаются акционеры, бюллетени которых получены до даты окончания приема бюллетеней.

12.16. Если повестка дня общего собрания акционеров включает вопросы, голосование по которым осуществляется разным составом голосующих, определение кворума для принятия решения по этим вопросам осуществляется отдельно. При этом отсутствие кворума для принятия решения по вопросам, голосование по которым осуществляется одним составом голосующих, не препятствует принятию решения по вопросам, голосование по которым осуществляется другим составом голосующих, для принятия которого кворум имеется.

12.17. При отсутствии кворума для проведения годового общего собрания акционеров должно быть проведено повторное годовое общее собрание акционеров с той же повесткой дня. При отсутствии кворума для проведения внеочередного общего собрания акционеров может быть проведено повторное внеочередное общее собрание акционеров с той же повесткой дня.

Повторное общее собрание акционеров правомочно (имеет кворум), если в нем приняли участие акционеры, обладающие в совокупности не менее чем 30 процентами голосов размещенных голосующих акций общества.

Сообщение о проведении повторного общего собрания акционеров и направление (вручение) бюллетеней для голосования осуществляется не

позднее чем за 20 дней до даты проведения повторного общего собрания акционеров.

Сообщение о проведении повторного общего собрания акционеров, повестка дня которого содержит вопрос о реорганизации Общества, осуществляется не позднее чем за 30 дней до даты проведения повторного общего собрания акционеров.

При проведении повторного общего собрания акционеров менее чем через 40 дней после несостоявшегося общего собрания акционеров лица, имеющие право на участие в общем собрании акционеров, определяются в соответствии со списком лиц, имевших право на участие в несостоявшемся общем собрании акционеров.

12.18. Иные вопросы, связанные с подготовкой и проведением годового и внеочередного общих собраний акционеров, в том числе порядок ведения общего собрания акционеров, определяются Положением о порядке проведения общего собрания акционеров Общества, утверждаемым общим собранием акционеров.

Статья 13
Совет директоров Общества

13.1. Совет директоров – коллегиальный орган управления Общества, осуществляющий общее руководство деятельностью Общества.

13.2. Совет директоров Общества ежегодно избирается годовым общим собранием акционеров в количестве 11 человек кумулятивным голосованием.

13.3. Общее собрание акционеров вправе принять решение о досрочном прекращении полномочий членов Совета директоров. При этом такое решение может быть принято только в отношении всех членов Совета директоров одновременно.

В случае досрочного прекращения полномочий Совета директоров полномочия нового состава Совета директоров действуют до ближайшего по срокам годового общего собрания.

13.4. К компетенции Совета директоров Общества относятся следующие вопросы:

1) определение приоритетных направлений деятельности Общества, в том числе утверждение бюджетов, бизнес-планов, стратегий и программ развития Общества;

2) созыв годового и внеочередного общих собраний акционеров, за исключением случаев, предусмотренных пунктом 8 статьи 55 Федерального закона «Об акционерных обществах»;

3) утверждение повестки дня общего собрания акционеров;

4) определение даты составления списка лиц, имеющих право на участие

Совета директоров Общества в соответствии с положениями главы VII Федерального закона «Об акционерных обществах» и связанные с подготовкой и проведением общего собрания акционеров;

5) предварительное утверждение годового отчета Общества;

6) увеличение уставного капитала Общества путем размещения Обществом дополнительных акций в пределах количества объявленных акций, определенных настоящим Уставом;

7) увеличение уставного капитала Общества путем размещения Обществом дополнительных акций по открытой подписке в пределах количества объявленных акций, если количество дополнительно размещаемых акций составляет 25 и менее процентов ранее размещенных Обществом обыкновенных акций;

8) размещение Обществом облигаций и иных эмиссионных ценных бумаг в случае, когда по условиям размещения данных облигаций и иных эмиссионных ценных бумаг они не являются конвертируемыми в акции Общества;

9) размещение Обществом облигаций, конвертируемых в акции и иных эмиссионных ценных бумаг, конвертируемых в акции, если указанные облигации (иные эмиссионные ценные бумаги) размещаются посредством открытой подписки и при этом конвертируемые облигации (иные эмиссионные ценные бумаги) могут быть конвертированы в обыкновенные акции Общества, составляющие 25 и менее процентов ранее размещенных обыкновенных акций;

10) определение цены (денежной оценки) имущества, цены размещения и выкупа эмиссионных ценных бумаг в случаях, предусмотренных Федеральным законом «Об акционерных обществах»;

11) утверждение решений о выпуске ценных бумаг, проспектов эмиссии ценных бумаг, отчетов об итогах выпуска ценных бумаг Общества, ежеквартальных отчетов эмитента эмиссионных ценных бумаг;

12) рекомендации по размеру выплачиваемых членам Ревизионной комиссии Общества вознаграждений и компенсаций, определение размера оплаты услуг аудитора;

13) рекомендации по размеру дивиденда по акциям, форме и сроку его выплаты;

14) использование резервного фонда и иных фондов Общества;

15) утверждение внутренних документов Общества, регламентирующих вопросы, входящие в компетенцию Совета директоров Общества, за исключением внутренних документов, утверждение которых отнесено уставом Общества к компетенции общего собрания акционеров и исполнительных органов Общества;

16) одобрение сделок, связанных с приобретением, отчуждением или возможностью отчуждения Обществом прямо или косвенно имущества, стоимость которого составляет от 1 до 25 процентов балансовой стоимости активов Общества, определенной по данным его бухгалтерской отчетности на последнюю отчетную дату, за исключением сделок, совершаемых в процессе

17) одобрение сделок, связанных с приобретением, отчуждением или возможностью отчуждения Обществом прямо или косвенно имущества, стоимость которого составляет от 25 до 50 процентов балансовой стоимости активов Общества, определенной по данным его бухгалтерской отчетности на последнюю отчетную дату, за исключением сделок, совершаемых в процессе обычной хозяйственной деятельности Общества, сделок, связанных с размещением посредством подписки (реализацией) обыкновенных акций Общества, и сделок, связанных с размещением эмиссионных ценных бумаг, конвертируемых в обыкновенные акции Общества;

18) одобрение сделок, в совершении которых имеется заинтересованность в случаях, предусмотренных главой XI Федерального закона «Об акционерных обществах»;

19) приобретение размещенных Обществом акций, облигаций и иных ценных бумаг;

20) принятие решений об участии (вступлении в качестве участника, прекращении участия, изменении доли участия) Общества в других организациях, в том числе путем покупки, продажи акций, долей других организаций;

21) принятие решений по вопросам повестки дня общих собраний дочерних обществ (высших органов управления иных организаций), единственным участником которых является Общество;

22) определение порядка взаимодействия Общества с организациями, в которых участвует Общество;

23) утверждение регистратора Общества и условий договора с ним, а также расторжение договора с ним;

24) избрание (переизбрание) Председателя Совета директоров Общества, его заместителя;

25) назначение Секретаря Совета директоров и определение размера его вознаграждения;

26) определение количественного состава и назначение членов Правления Общества, а также досрочное прекращение их полномочий;

27) согласование кандидатов на должность руководителей филиалов и представительств и освобождения их от должности;

28) создание филиалов, открытие представительств, их ликвидация, утверждение Положений о них;

29) утверждение условий договоров, заключаемых с Генеральным директором, членами Правления, руководителями филиалов и представительств, а также рассмотрение вопросов, решения по которым должны приниматься Советом директоров в соответствии с указанными договорами;

30) продление срока действия договора с Генеральным директором Общества в пределах срока, установленного настоящим Уставом;

31) продление срока действия договоров с членами Правления, руководителями филиалов и представительств;

32) согласование структуры Общества;

33) приостановление полномочий Генерального директора или полномочий управляющей организации (управляющего);

34) назначение временного Генерального директора;

35) иные вопросы, предусмотренные Федеральным законом «Об акционерных обществах» и настоящим Уставом.

13.5. Вопросы, отнесенные к компетенции Совета директоров Общества, не могут быть переданы на решение коллегиальному или единоличному исполнительному органу Общества.

13.6. Решения по вопросам, указанным в п/п 6, 7, 17 п.13.4 настоящего Устава, принимаются единогласно всеми членами Совета директоров Общества за исключением голосов выбывших членов Совета директоров Общества.

В том случае, если единогласие Совета директоров Общества по вопросам, предусмотренным п/п 6, 7, 17 п.13.4 настоящего Устава не достигнуто, по решению Совета директоров Общества указанные вопросы могут быть вынесены на решение общего собрания акционеров. При этом решения по ним принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании.

13.7. Решения по вопросам, указанным в п.п.15.6, 15.7, *15.8* настоящего Устава, принимаются тремя четвертями голосов членов Совета директоров Общества за исключением голосов выбывших членов Совета директоров.

13.8. Иные, помимо перечисленных в п.п.13.*6,* 13.*7* настоящего Устава, вопросы, отнесенные к компетенции Совета директоров Федеральным законом «Об акционерных обществах» и настоящим Уставом, принимаются большинством голосов членов Совета директоров Общества, принимающих участие в заседании.

13.9. Порядок созыва и проведения заседаний Совета директоров, размер и порядок выплаты вознаграждений и компенсаций членам Совета директоров определяются Положением о Совете директоров, утверждаемым общим собранием акционеров.

13.10. Заседания Совета директоров Общества созываются Председателем Совета директоров по его собственной инициативе, по требованию члена Совета директоров, Ревизионной комиссии Общества, аудитора Общества, единоличного или коллегиального исполнительного органа Общества, а также по требованию акционеров (акционера), владеющих в совокупности не менее 5 процентами голосующих акций Общества.

13.11. Кворум для проведения заседаний Совета директоров Общества составляет более половины от числа избранных членов Совета директоров.

13.12. При определении наличия кворума и результатов голосования Совета директоров учитывается письменное мнение члена Совета директоров Общества, отсутствующего на его заседании.

13.13. Совет директоров Общества вправе принимать решения заочным голосованием.

13.14. При решении вопросов на заседании Совета директоров Общества каждый член Совета директоров обладает одним голосом. При принятии Советом директоров решений Председатель Совета директоров обладает правом решающего голоса в случае равенства голосов членов Совета директоров Общества.

13.15. Председатель Совета директоров Общества организует его работу, созывает заседания Совета директоров и председательствует на них, организует на заседаниях ведение протокола.

13.16. Совет директоров вправе назначить заместителя председателя Совета директоров. В случае отсутствия Председателя Совета директоров Общества его функции (в том числе право подписи документов) осуществляет его заместитель, а в случае отсутствия последнего – один из членов Совета директоров по решению Совета директоров Общества, принимаемому большинством голосов его членов, участвующих в заседании.

Статья 14
Правление Общества

14.1. Правление – коллегиальный исполнительный орган, организующий выполнение решений общего собрания акционеров и Совета директоров Общества.

14.2. Количественный и персональный состав Правления определяется решением Совета директоров Общества по представлению Генерального директора Общества.

14.3. Совет директоров вправе принять решение о досрочном прекращении полномочий членов Правления.

14.4. К компетенции Правления Общества относятся следующие вопросы руководства текущей деятельностью Общества:

1) выработка технической, финансово-экономической и тарифной политики Общества;

2) разработка предложений по основным направлениям деятельности

3) организация контроля за финансово-хозяйственной деятельностью Общества;

4) выработка кадровой и социальной политики Общества;

5) утверждение условий коллективного договора;

6) подготовка материалов и проектов решений по вопросам, подлежащим рассмотрению на общем собрании акционеров и Совете директоров, в том числе выработка предложений по совершению сделок, одобрение которых относится к компетенции общего собрания акционеров и Совета директоров Общества, по участию Общества в других организациях и т.д.;

7) организационно-техническое обеспечения деятельности органов Общества;

8) анализ результатов работы структурных подразделений Общества, в т.ч. обособленных, и выработка обязательных для исполнения указаний по совершенствованию их работы;

9) утверждение внутренних документов, регламентирующих вопросы, входящие в компетенцию Правления Общества, за исключением документов, утверждаемых общим собранием акционеров и Советом директоров Общества;

14.5. Правление Общества вправе также принимать решения по иным вопросам руководства текущей деятельности Общества по поручению Совета директоров или по предложению Генерального директора Общества.

14.6. Порядок созыва и проведения заседаний Правления, а также порядок принятия решений Правления устанавливаются Положением о Правлении Общества, утверждаемым общим собранием акционеров Общества.

14.7. Права, обязанности, срок полномочий, размер оплаты труда и ответственность членов Правления определяются договором, заключаемым каждым из них с Обществом. Договор от имени Общества подписывается Генеральным директоров Общества.

Статья 15
Генеральный директор Общества

15.1. Генеральный директор – единоличный исполнительный орган, осуществляющий руководство текущей деятельностью Общества, назначаемый общим собранием акционеров на срок не более пяти лет.

15.2. На заседаниях Совета директоров и собраниях акционеров точку зрения Правления Общества представляет Генеральный директор.

15.3. Генеральный директор принимает решения по вопросам, не отнесенным настоящим Уставом к компетенции общего собрания акционеров, Совета директоров или Правления Общества.

15.4. Генеральный директор без доверенности действует от имени

ности в пределах, установленных Уставом и внутренними документами Общества;

- представляет интересы Общества в органах власти и судах, как в Российской Федерации, так и за ее пределами;

- утверждает штатное расписание, заключает и расторгает трудовые договоры с работниками Общества, применяет к работникам меры поощрения и налагает на них взыскания;

- рекомендует Совету директоров для утверждения персональный состав членов Правления и подписывает контракты, после их утверждения Советом директоров;

- выдает доверенности от имени Общества;

- открывает в банках счета Общества;

- издает приказы и дает указания, обязательные для исполнения всеми работниками Общества;

- заключает по поручению Правления от имени Общества коллективный договор с работниками Общества и организует его выполнение;

- осуществляет организационно-распорядительную деятельность по разработке перечня сведений, составляющих коммерческую тайну, издает приказы и дает указания по соблюдению требований защиты коммерческой тайны;

- самостоятельно совершает сделки, за исключением сделок, одобрение которых относится к компетенции общего собрания и Совета директоров;

- исполняет другие функции, необходимые для достижения целей деятельности Общества и обеспечения его нормальной работы, в соответствии с действующим законодательством Российской Федерации и настоящим Уставом, за исключением функций, закрепленных за другими органами управления Общества.

15.3. Генеральный директор осуществляет функции Председателя Правления Общества.

Генеральный директор председательствует на общем собрании акционеров, если иного решения не было принято Советом директоров Общества.

15.4. Права, обязанности, срок полномочий, размер оплаты труда и ответственность Генерального директора определяются договором, заключаемым им с Обществом. Договор от имени Общества подписывается Председателем Совета директоров Общества.

15.5. Общее собрание акционеров Общества вправе в любое время принять решение о досрочном прекращении полномочий Генерального директора Общества и о назначении нового Генерального директора.

15.6. Совет директоров вправе в любое время принять решение о приостановлении полномочий Генерального директора.

Одновременно с указанным решением Совет директоров обязан принять решение о назначении временного Генерального директора Общества и о проведении внеочередного общего собрания акционеров для решения вопроса о досрочном прекращении полномочий Генерального директора и о назначении нового Генерального директора или о передаче полномочий Генерального директора Общества управляющей организации или управляющему.

15.7. Совет директоров вправе принять решение о назначении временного Генерального директора и о проведении внеочередного общего собрания акционеров для решения вопроса о досрочном прекращении полномочий Генерального директора и о назначении нового Генерального директора или о передаче полномочий Генерального директора управляющей организации или управляющему в случае, если Генеральный директор не может исполнять свои обязанности.

15.8. Совет директоров вправе принять решение о назначении временного Генерального директора и о проведении внеочередного общего собрания акционеров для решения вопроса о назначении нового Генерального директора или о передаче полномочий Генерального директора управляющей организации или управляющему в случае, если срок полномочий Генерального директора истек либо его полномочия прекращены досрочно, а новый Генеральный директор не назначен.

15.9. Временный Генеральный директор Общества осуществляет руководство текущей деятельностью Общества в пределах компетенции Генерального директора Общества.

Статья 16
Ревизионная комиссия

16.1. Контроль за финансово-хозяйственной деятельностью Общества осуществляется Ревизионной комиссией. Порядок деятельности Ревизионной комиссии, а также размер и порядок выплаты вознаграждения членам Ревизионной комиссии определяется Положением о Ревизионной комиссии Общества, утверждаемым общим собранием акционеров.

16.2. Ревизионная комиссия избирается на годовом общем собрании акционеров сроком до следующего годового общего собрания акционеров в количестве 5 человек.

16.3. Полномочия отдельных членов или всего состава Ревизионной комиссии могут быть прекращены досрочно решением общего собрания акционеров.

В случае, когда количество членов Ревизионной комиссии становится менее половины избранных членов Ревизионной комиссии, Совет директоров

состава Ревизионной комиссии. Оставшиеся члены Ревизионной комиссии осуществляют свои функции до избрания нового состава Ревизионной комиссии на внеочередном общем собрании акционеров.

В случае досрочного прекращения полномочий членов Ревизионной комиссии, полномочия нового состава Ревизионной комиссии действуют до ближайшего годового общего собрания акционеров.

16.4.В компетенцию Ревизионной комиссии входит:

-проверка достоверности данных, содержащихся в отчетах и иных финансовых документах Общества;

- выявление фактов нарушения установленных правовыми актами Российской Федерации порядка ведения бухгалтерского учета и представления финансовой отчетности;

- проверка соблюдения правовых норм при исчислении и уплате налогов;

- выявление фактов нарушения правовых актов Российской Федерации, в соответствии с которыми Общество осуществляет финансово-хозяйственную деятельность;

- оценка экономической целесообразности финансово-хозяйственных операций Общества.

16.5. Проверка (ревизия) финансово-хозяйственной деятельности Общества осуществляется по итогам деятельности Общества за год.

Проверка (ревизия) финансово-хозяйственной деятельности Общества осуществляется также во всякое время по инициативе:

- самой Ревизионной комиссии Общества;
- общего собрания акционеров;
- Совета директоров Общества;
- по требованию акционеров (акционера) Общества, владеющих в совокупности не менее чем 10 процентами голосующих акций Общества по всем вопросам компетенции общего собрания на дату предъявления требования.

16.6. По требованию Ревизионной комиссии лица, занимающие должности в органах управления Общества, обязаны представить документы о финансово-хозяйственной деятельности Общества.

Статья 17
Аудитор

17.1. Для проверки и подтверждения правильности годовой финансовой отчетности Общество ежегодно привлекает профессионального аудитора, не связанного имущественными интересами с Обществом или его участниками.

17.2. Аудитор осуществляет проверку финансово-хозяйственной деятельности Общества в соответствии с правовыми актами Российской

17.3. Общее собрание акционеров утверждает аудитора Общества. Размер оплаты его услуг определяется Советом директоров Общества.

17.4. Аудиторская проверка деятельности Общества должна быть проведена во всякое время по требованию акционеров, совокупная доля которых составляет 10 или более процентов голосующих акций Общества по всем вопросам компетенции общего собрания акционеров на дату предъявления требования.

Акционеры – инициаторы аудиторской проверки направляют в Совет директоров письменное требование, которое должно содержать мотив выдвижения требования, имя (наименование) акционеров, количество и категорию (тип) принадлежащих им акций, подпись акционера или его доверенного лица. В том случае, если требование подписано доверенным лицом, то к нему должна быть приложена доверенность.

Статья 18
Реорганизация Общества

18.1. Общество может быть добровольно реорганизовано по решению Общего собрания акционеров. Другие основания и порядок реорганизации Общества определяются действующим законодательством Российской Федерации.

18.2. Реорганизация Общества может быть осуществлена в форме слияния, присоединения, разделения, выделения и преобразования в иную организационно-правовую форму в порядке, предусмотренном Федеральным законом «Об акционерных обществах».

Статья 19
Ликвидация Общества

19.1. Общество может быть ликвидировано добровольно по решению Общего собрания акционеров или по решению суда, в случаях и порядке, предусмотренных действующим законодательством.

19.2. В случаях, предусмотренных действующим законодательством Российской Федерации, Общество обязано принять решение о своей добровольной ликвидации.

19.3. В случае, если при добровольной ликвидации Общества его имущество будет недостаточно для расчетов со всеми кредиторами Общества, назначенный общим собранием акционеров Председатель ликвидационной комиссии Общества обязан обратиться в арбитражный суд с заявлением об осуществлении в отношении Общества упрощенной процедуры банкротства ликвидируемого должника.

город Нижний Новгород
ПЯТОГО ИЮЛЯ
ДВЕ ТЫСЯЧИ ВТОРОГО ГОДА

Я, Наумова Галина Юрьевна, нотариус г.Н.Новгорода, свидетельствую верность этой копии с подлинником документа. В последнем подчисток, приписок, зачеркнутых слов и иных неоговоренных исправлений или каких-либо особенностей нет.

Зарегистрировано в реестре за № 2-1388

Взыскано по тарифу 320 руб.

Нотариус

Нотариус Наумова Г.Ю. г. Нижний Новгород

Начальник Городского отдела регистрации Нижегородской регистрационной палаты

И.В.Рева

Городской отдел регистраций

Прошнуровано, пронумеровано и скреплено печатью листов 33 (Тридцать три)

Генеральный директор
ОАО "Нижегородсвязьинформ"

В.Ф. Л

Нотариус Наумова Г.Ю. г. Нижний Новгород

Итого пронумерованных за шнуром и скреплено печатью тридцать три полулистов

Нотариус:

MINUTES # 10
of the Annual general meeting of shareholders
of open joint-stock company "Svyazinform" of Nizhniy Novgorod Region
Nizhniy Novgorod, June 28, 2002..M. Gorkiy Sq., Post House

Code of the fact (event, action): 1200137A280620022

According to item 1 of article 51 of the Law "About joint-stock companies", on May 9, 2002 4320 shareholders, owners of 87502483 voting shares are registered in the register of shareholders.

According to item 17.17.3 of the Charter and decision of the Board of Directors of May 23, 2002, minutes 18, Lyulin V.F., General Director of the Company, is approved as Chairman of the General Annual Meeting of Shareholders .

There are members of the Board of Directors in the presidium:

Osipchuk A.I. – Chairman of the Board of Directors
Lyulin V.F. – Vice-Chairman of the Board of Directors
Bakhayev M.A.
Volkov V.N.
Grigorieva L.I.

According to sub-item 17.17.5 of the Charter of the Joint-Stock Company and the decision of the Board of Directors of April 22, 2002 (minutes 16), the Responsible Secretary of the General Annual Meeting of Shareholders is the Secretary of the Board of Directors, Pokrovskaya N.I.

The floor is given to the authorized representative of Joint-Stock Company "Registrator-Svyaz" - Terekhova L.I., who tells about results of registration of the shareholders participating in meeting, and of the counting of ballots.

Terekhova L.I. read the minutes of the quorum definition:

Definition of the quorum for the Annual General Meeting of Shareholders of PJSC "Nizhegorodsvyazinform"

Date of the meeting: June 28, 2002.

Beginning of registration of the shareholders participating in the meeting: 8:00
Beginning of the meeting: 10:00

The list of persons having the right to participate in the Annual General Meeting of Shareholders, is made on the basis of the data of the Register for May 9, 2002.

By the date of drawing up the list of persons having right to participate in the Annual General Meeting of Shareholders, the Company placed 87 508 200 common shares, including:

1) the total of 1561017 shares are held by members of the Board of Directors or persons holding posts in management agencies of PJSC "Nizhegorodsvyazinform";
2) 5 717 shares acquired (redeemed) by the Company.

The total of the placed voting shares of the Company, except for the voting shares acquired (redeemed) by the Company, and also except for the voting shares belonging to members of the Board of Directors or persons, holding posts in the Company's management makes 85941466 shares.

The total of the placed voting shares of the Company, except for shares acquired (redeemed) by the Company, makes 87 502 483 shares.

Shareholders, holders of common shares of PJSC "Nizhegorodsvyazinform", are entitled to vote on issues 1, 2, 3, 5, 6, 7, 8, 9, 10 of the Agenda of the Annual General Meeting of Shareholders.

Shareholders, holders of common shares of PJSC "Nizhegorodsvyazinform", except for members of the Board of Directors or persons holding posts in the management of PJSC "Nizhegorodsvyazinform", are entitled to vote on issue 4 (Election of members of the revision Committee).

At hours 10 minutes 00, shareholders and their proxies having a total of 70072371 votes were registered, including:

1) The quantity of votes belonging to members of the Board of Directors or persons, holding posts in the Management of the Company makes 1 555 317 votes;
2) The quantity(amount) of the votes belonging to shareholders, entitled to vote on issues 1, 2, 3, 5, 6, 7, 8, 9, 10 of the Agenda of the meeting makes 69829794 votes or 80 % from the total of the placed voting shares of the Company, except for voting shares acquired (redeemed) by the Company;
3) The quantity of votes belonging to shareholders entitled to vote on issue 4 of the Agenda of the Meeting (Election of members of the Audit Committee) makes 68517054 votes or 79.7 % from the total of the placed voting shares of the Company, except for shares acquired (redeemed) by the Company, and also except for the voting shares belonging to members

of the Board of Directors or persons, holding posts in the Company's Management.

The quorum for approval of the decision on issues 1, 2, 3, 5, 6, 7, 8, 9, 10 of the Agenda of the Meeting is provided with participation of the shareholders having in aggregate more than 50 % from the total of placed voting shares of the Company, except for voting shares acquired (redeemed) by the Company .

The quorum for approval of the decision on issue 4 (Election of members of the Audit Committee) is provided with participation of shareholders having in aggregate more than 50 % from the total of placed voting shares of the Company, except for voting shares acquired (redeemed) by the Company, and also except for the voting shares belonging to members of the Board of Directors or persons, holding posts in the Company's Management.

Thus, there is a quorum for approval of decisions on all issues of the Agenda of the Annual General Meeting of Shareholders of PJSC "Nizhegorodsvyazinform".

The meeting is legally qualified.

AGENDA:

1. Approval of the annual report, annual accounting reporting, including profit and loss statement (accounts of profits and losses) of PJSC "Nizhegorodsvyazinform", distribution of profit and losses of the Company according to results of the reported (2001) fiscal year.
2. Payment of dividends for 2001, the size, terms and the form of payment for shares of certain category.
3. Election of members of the Board of Directors of the Company;
4. Election of the Audit Committee of the Company;
5. Approval of the Charter of the Company in a new wording;
6. Approval of Regulations about the Standing Order of the General Meeting of Shareholders of the Company in a new wording;
7. Approval of Regulations about The Board of Directors of the Company in a new wording;
8. Approval of Regulations about the Management Board of the Company in a new wording;
9. Approval of the Auditor of the Company for 2002.
10. Participation of the Company in Association of Operators of the Federal Business Service Network "ISKRA".

I. Let us begin discussion of the first issue of the Agenda: "Approval of the Annual Report, the annual accounting reporting, including the Profit and

Loss Statement (accounts of profits and losses) of PJSC "Nizhegorodsvyazinform", distribution of profit and losses of the Company according to results of the reported (2001) fiscal years ".

We suggest to ask your questions in written form.

Osipchuk A.I. continues the Meeting

On item "The Annual Report of the Company" the floor is given to the General Director, Lyulin V.F.

The floor is given to the chief accountant of the Company, Kireyeva A.M., on "the Accounting reporting, including a profit and loss statement (accounts of profits and losses) PJSC "Nizhegorodsvyazinform", distribution of profit and losses of the Company according to results of the reported (2001) fiscal years".

1. The Board of Directors recommends the following to the General Meeting of Shareholders:
2. To approve the Annual Report of the Company, the annual accounting reporting, including the Profit and Loss Statement (the account of profits and losses) of the Company, distribution of profit and losses according to results of 2001 fiscal year.
3. According to item 21.7 of the Charter of the joint-stock company, to pay remuneration to members of the audit committee on 50 % from remuneration to members of the Board of Directors of the Company.

Lyulin V.F. continues the Meeting

The floor is given to the authorized representative of Closed Joint-Stock Company «Registrator-Svyaz», Terekhova L.I., she explains the voting procedure

Vote please!

(voting)

II. On the second issue of the agenda: "About payment of dividends for 2001, the size, terms and the form of their payment for shares of a certain category", the floor is given to the Deputy General Director, Grigorieva L.I.

The the Board of Directors recommends to the Annual General Meeting of Shareholders to approve the decision about payment of dividends:

- on common shares: at the rate of Rubles 0.32 per share in the monetary form or other property, in case of the consent of the shareholder to reception of dividends in such form, from 28.07.2002 till 31.12.2002.
- on preferred shares: at the rate of Rubles 0.96 per share in the monetary form or other property, in case of the consent of the shareholder to reception of dividends in

• on preferred shares: at the rate of Rubles 0.96 per share in the monetary form or other property, in case of the consent of the shareholder to reception of dividends in such form, from 28.07.2002 till 31.12.2002.

Are there any questions?
Shtayerman M.Y.:
- What will happen to the dividends if one does not receive them till December 31?
Lyulin V.F.:
- The sum of dividends due to you will be kept by the accounting department of the Company on the deposit account.

The floor is given to Terekhova L.I.

Vote please!

(voting)

III. We pass to elections of the Board of Directors

In time, stipulated by the law "About joint-stock companies", proposals were submitted to include the following candidates in the ballot for election of the members of the Board of Directors :

#	Surname, name, patronymic of the candidate	Post
1.	Bakhayev Mikhail Anatolievich	Deputy General Director of PJSC, director of NGTS
2.	Belyayev Constantin Vladimirovich	chief accountant of PJSC "Svyazinvest"
3.	Bilibin Yuriy Aleksandrovich	assistant of the general director of PJSC "Svyazinvest"
4.	Volkov Vladimir Nikolayevich	Deputy general director of PJSC, director of Dzerzhinsk IDTC
5.	Golubeva Nadezhda Aleksandrovna	representative of “The Bank of New York International Nominees”
6.	Grigorieva Alla Borisovna	Deputy Director of department of corporate management, PJSC " Svyazinvest "
7.	Grigorieva Lyubov Ivanovna	Deputy general director of PJSC "Nizhegorodsvyazinform"
8.	Degtyarev Vadim Sergeyevich	representative of “The Bank of New York International Nominees”
9.	Zabolotny Igor Viktorovich	executive director, director of Department of marketing and organization of sale of services, PJSC "Svyazinvest"
10.	Kozin Vladimir Vladimirovich	deputy director, the chief of a section of Department of corporate financing and direct investments of PJSC "Svyazinvest"
11.	Lopatin Aleksandr Vladimirovich	Deputy General Director of PJSC "Svyazinvest"

12.	Lyulin Vladimir Fedorovich	general director of PJSC "Nizhegorodsvyazinform"
13.	Haywood Michael Arthur	representative of CJSC "Bank Credit Swiss First Boston AO"
14.	Osipchuk Anton Igorevich	The first Deputy General Director of PJSC "Svyazinvest"
15.	Panchenko Stanislav Nikolayevich	Deputy General Director of PJSC "Svyazinvest"
16.	Cornwell Sharon Mary	representative of CJSC "Bank Credit Swiss First Boston AO"
17.	Eugene Michael Hunter	representative of CJSC "Bank Credit Swiss First Boston AO"

I have to inform you, that according to the law "About joint-stock companies" each candidate has given his written consent to be a candidate for the Board of Directors.

- Any questions to the candidates for members of the Board of Directors?

No questions.

The floor is given to Terekhova L.I.

Vote please!

(voting)

IV. The following Agenda item is "Election of the audit Committee of the Company".

In time, stipulated by the law " About joint-stock companies ", proposals from shareholders were submitted to include the following candidates in the ballot for election of members of the Audit Committee of the Company:

#	Surname, name, patronymic of the candidate	Post
1.	Alekhin Sergey Imanovich	Principal specialist of the Department of internal audit and economic analysis of PJSC "Svyazinvest"
2.	Degtyareva Elena Petrovna	Leading specialist of Department of telecommunication of PJSC "Svyazinvest"
3.	Prokofieva Irina Viktorovna	Deputy director of Department, Chief of department unit of internal audit and economic analysis of PJSC "Svyazinvest"
4.	Feklin Aleksandr Vasilievich	Chief of Supervisory Auditing Authority of PJSC "Nizhegorodsvyazinform"
5.	Frolov Kirill Viktorovich	Principal specialist of the Department of internal audit and economic analysis of PJSC "Svyazinvest"

- Are there any questions?

The floor is given to Terekhova L.I.

Vote please!

(voting)

V. On the fifth Agenda Item "Approval of the Charter of the Company in a new wording" the floor is given to Deputy General Director Grigorieva L.I.

Since 01.01.2002, the approved Federal law "About Amendments to the Federal law "About joint-stock companies" 120-FZ dated 07.08.2001 which obliges to adjust the constituent documents of the companies created before coming into force of the present Federal law in accordance with it.

On November 9, 2001 the Extraordinary General Meeting of Shareholders of our Company approved the decision about creation of the Volga Region company, about reorganization of 10 joint-stock companies in form their merger into Joint-Stock Company "Nizhegorodsvyazinform". In this connection, it was proposed to give the merged company a new name – Open Joint-Stock Company "VolgaTelecom" (PJSC "VolgaTelecom"). This name corresponds also to the geographical position of the leading company, its activity, desire of shareholders of the annexed companies. This name is fixed in a new wording the Charter.

The Board of Directors recommends to the Annual General Meeting of Shareholders to approve the Charter of the Company in a new wording.

- Are there any questions?

No questions.

The floor is given to Terekhova L.I.

Vote please!

(voting)

VI. On the sixth Agenda Item: "Approval of Regulations about the order of conducting the general meeting of shareholders of the Company in a new wording" the floor is given to Deputy General Director Grigorieva L.I.

The Board of Directors recommends to the Annual General Meeting of Shareholders to approve Regulations about the order of conducting the General Meeting of Shareholders of the Company in a new wording.

- Are there any questions?

No questions.

- Are there any questions?
No questions.

The floor is given to Terekhova L.I.
Vote please!
(voting)

VII. On the seventh Agenda Item "Approval of Regulations about The Board of Directors of the Company in a new wording" the floor is given to Deputy General Director Grigorieva L.I.

The Board of Directors recommends to the Annual General Meeting of Shareholders to approve Regulations about The Board of Directors of the Company in a new wording.

- Are there any questions?
No questions.

The floor is given to Terekhova L.I.
Vote please!
(voting)

VIII . On the eighth Agenda Item "Approval of Regulations about Management Board of the Company in a new wording" the floor is given to Deputy General Director Grigorieva L.I.

The Board of Directors recommends to the Annual General Meeting of Shareholders to approve Regulations about Management Board of the Company in a new wording.

- Are there any questions?
No questions.

The floor is given to Terekhova L.I.
Vote please!
(voting)

IX. On the ninth Agenda Item "Approval of the Auditor of the Company for 2002" the floor is given to Grigorieva L.I.

The Board of Directors recommends to the Annual General Meeting of Shareholders to approve Joint-Stock Company " Ernst and Young Vneshaudit" as the Auditor of the Company for 2002

- Are there any questions?
No questions.

The floor is given to Terekhova L.I.
Vote please!

(voting)

X. On the tenth Agenda item "About participation of the Company in the Association of operators of the Federal Network of Business Service "ISKRA", the floor is given to the general director of the Company, Lyulin V. F.

The Board of Directors of the Company recommends to the annual general meeting of shareholders to approve the decision about entering the Associations of operators of the Federal Network of Business Service "ISKRA".

- Are there any questions?

No questions.

The floor is given to Terekhova L.I.
Vote please!

(voting)

45 MINUTES BREAK!

On results of voting, the floor is given to the authorized representative of Joint-Stock Company «Registrator-Svyaz», Terekhova L.I

Terekhova L.I. announced the results of voting on all Agenda Items:

1. Results of voting of the Annual General Meeting of Shareholders of PJSC "Nizhegorodsvyazinform" on the first Agenda Item:

"Approval of the annual report, the annual accounting reporting, including the profit and loss statement (the account of profits and losses) of the Company, distribution of profit and losses of the Company according to results of the reported (2001) fiscal year".

Final results of voting:

	Votes	Percentage from total of votes of the shareholders who were participating in the meeting and were entitled to vote on the first Agenda Item
For	**70052193**	**99.94 %**
Against	**2400**	**0.00 %**
Abstention	**6451**	**0.00 %**

According to item 2 of Article 49 of the Federal Law "About Joint-Stock Companies" the decision on the first Agenda Item is accepted by the majority of votes of shareholders - holders of the voting shares (common shares) participating in general meeting of shareholders.

Results of voting: the decision was accepted to approve the Annual Report, the annual accounting reporting, including the Profit and Loss Statement (the account of profits and losses) of the Company, distribution of profit and losses of the Company according to results of the reported (2001) fiscal year.

2.1. Results of voting of the Annual General Meeting of Shareholders of PJSC "Nizhegorodsvyazinform" on the second Agenda Item:

"About payment of dividends for 2001, the size, terms and the form of payment for common shares".

Final results of voting:

	Votes	Percentage from total of votes of the shareholders who were participating in the meeting and were entitled to vote on the first Agenda Item
For	**70039211**	**99.92 %**
Against	**6051**	**0.00 %**
Abstention	**2202**	**0.00 %**

According to item 2 of Article 49 of the Federal Law "About Joint-Stock Companies" the decision on the second Agenda Item is accepted by the majority of votes of shareholders - holders of the voting shares (common shares) participating in general meeting of shareholders.

Result of voting: the decision was approved to pay dividends for 2001 for common shares at a rate of Rubles 0.32 per share in the monetary form or other property, in case of consent of the shareholder to receive the dividends in such form, from 28.07.2002 to 31.12.2002.

2.2. Results of voting of the annual general meeting of shareholders of PJSC "Nizhegorodsvyazinform" on the second Agenda Item:

"Payment of dividends for 2001, the size, terms and the form of payment for preferred shares".

Final results of voting:

	Votes	Percentage from total of votes of the shareholders who were participating in the meeting and were entitled to vote on the second Agenda Item

For	70039159	**99.92 %**
Against	5832	**0.00 %**
Abstention	2283	**0.00 %**

According to item 2 of Article 49 of the Federal Law "About Joint-Stock Companies" the decision on the second Agenda Item is accepted by the majority of votes of shareholders - holders of the voting shares (common shares) participating in general meeting of shareholders.

Result of voting: the decision was approved to pay dividends for 2001 for preferred shares at a rate of Rubles 0.96 per share in the monetary form or other property, in case of consent of the shareholder to receive the dividends in such form, from 28.07.2002 to 31.12.2002.

3. Results of voting of the annual general meeting of shareholders of PJSC "Nizhegorodsvyazinform" on the third Agenda Item: "Election of members of the Board of Directors of the Company".

Final results of voting:

№	Surname, name, patronymic of the candidate	Votes
1	Bakhayev Mikhail Anatolievich	43122778
2	Belyayev Constantin Vladimirovich	24737
3	Bilibin Yuriy Aleksandrovich	14970
4	Volkov Vladimir Nikolayevich	11841913
5	Golubeva Nadezhda Aleksandrovna	2378
6	Grigorieva Alla Borisovna	79816604
7	Grigorieva Lyubov Ivanovna	63347639
8	Degtyarev Vadim Sergeyevich	98812549
9	Zabolotny Igor Viktorovich	79813630
10	Kozin Vladimir Vladimirovich	4067
11	Lopatin Aleksandr Vladimirovich	79829791
12	Lyulin Vladimir Fedorovich	81910279
13	Haywood Michael Arthur	5683076
14	Osipchuk Anton Igorevich	79989731
15	Panchenko Stanislav Nikolayevich	1892
16	Cornwell Sharon Mary	723977
17	Eugene Michael Hunter	5682663

According to item 4 of article 66 of the Federal Law "About joint-stock companies" the candidates who obtained the greatest quantity of votes are elected to the Board of Directors of the Company.

Results of voting: the following persons are elected to the Board of Directors:

1. Degtyarev Vadim Sergeyevich
2. Lyulin Vladimir Fedorovich
3. Osipchuk Anton Igorevich

4. Zabolotny Igor Viktorovich
5. Lopatin Aleksandr Vladimirovich
6. Grigorieva Alla Borisovna
7. Grigorieva Lyubov Ivanovna
8. Bakhayev Mikhail Anatolievich
9. Volkov Vladimir Nikolayevich

4. Results of voting of the Annual General Meeting of Shareholders of PJSC "Nizhegorodsvyazinform" on the fourth Agenda Item "Election of members of the Audit Committee of the Company"

a) Alekhin Sergey Imanovich
Final results of voting:

	Votes	Percentage from total of votes of the shareholders who were participating in the meeting and were entitled to vote on the third Agenda Item
For	**70060196**	**99.95%**
Against	**6519**	**0.00%**
Abstention	**6900**	**0.01%**

б) Degtyareva Elena Petrovna
Final results of voting:

	Votes	Percentage from total of votes of the shareholders who were participating in the meeting and were entitled to vote on the third Agenda Item
For	**70061496**	**99.95%**
Against	**6695**	**0.00%**
Abstention	**5913**	**0.00%**

в) Prokofieva Irina Viktorovna
Final results of voting:

	Votes	Percentage from total of votes of the shareholders who were participating in the meeting and were entitled to vote on the third Agenda Item
For	**70065929**	**99.96%**
Against	**2174**	**0.00%**
Abstention	**6363**	**0.00%**

г) Feklin Aleksandr Vasilievich

Final results of voting:

	Votes	Percentage from total of votes of the shareholders who were participating in the meeting and were entitled to vote on the third Agenda Item
For	**70073403**	**99.97%**
Against	**3998**	**0.00%**
Abstention	**747**	**0.00%**

д) Frolov Kirill Viktorovich

Final results of voting:

	Votes	Percentage from total of votes of the shareholders who were participating in the meeting and were entitled to vote on the third Agenda Item
For	**70060557**	**99.95%**
Against	**5960**	**0.00%**
Abstention	**6530**	**0.00%**

According to item 2 of Article 49 of the Federal Law "About Joint-Stock Companies" the decision on the fourth Agenda Item is accepted by the majority of votes of shareholders, holders of the voting shares (common shares) participating in the general meeting of shareholders.

According to item 6 of Article 85 of the Federal Law "About Joint-Stock Companies," the shares belonging to members of the Board of Directors or persons, holding posts in management bodies of PJSC "Nizhegorodsvyazinform", do not participate in voting at election of members of the Audit Committee of the Company.

Results of voting: the decision is approved: to select the Audit Committee of the Company as follows

1. **Alekhin S.I.**
2. **Degtyareva E.P.**
3. **Prokofieva I.V.**
4. **Feklin A.V.**
5. **Frolov K.V.**

5. Results of voting of the annual general meeting of shareholders of PJSC "Nizhegorodsvyazinform" on the fifth Agenda Item:

" The Approval of the Charter of the Company in a new wording "

Final results of voting:

	Votes	Percentage from total of votes of the shareholders who were participating in the meeting and were entitled to vote on the fifth Agenda Item
For	**70081653**	**99.98 %**
Against	**31**	**0.00 %**
Abstention	**8100**	**0.01 %**

According to item 4 of article 49 of the Federal Law "About joint-stock companies" the decision on the fifth Agenda Item is accepted by three quarters of votes of shareholders, holders of the voting (common) shares participating in the general meeting of shareholders.

Results of voting: the decision is accepted: to approve the Charter of the Company in a new wording

6. Results of voting of the annual general meeting of shareholders of PJSC "Nizhegorodsvyazinform" on the sixth Agenda Item:

"Approval of Regulations about the order of conducting the general meeting of shareholders of the Company in a new wording ".

Final results of voting:

	Votes	Percentage from total of votes of the shareholders who were participating in the meeting and were entitled to vote on the sixth Agenda Item
For	**70082290**	**99.98 %**
Against	**31**	**0.00 %**
Abstention	**3611**	**0.00 %**

According to item 2 of article 49 of the Federal Law "About joint-stock companies" the decision on the sixth Agenda Item is accepted by the majority of votes of shareholders, holders of the voting (common) shares participating in the general meeting of shareholders.

Results of voting: the decision is accepted: to approve Regulations about the order of conducting the general meeting of shareholders of the Company in a new wording .

7. Results of voting of the annual general meeting of shareholders of PJSC "Nizhegorodsvyazinform" on the seventh Agenda Item:

"Approval of Regulations about The Board of Directors of the Company in a new wording"

Final results of voting:

	Votes	Percentage from total of votes of the shareholders who were participating in the meeting and were entitled to vote on the seventh Agenda Item
For	**70082994**	**99.98 %**
Against	**85**	**0.00 %**
Abstention	**4338**	**0.00 %**

According to item 2 of article 49 of the Federal Law "About joint-stock companies" the decision on the seventh Agenda Item is accepted by the majority of votes of shareholders, holders of the voting (common) shares participating in the general meeting of shareholders.

Results of voting: the decision is accepted: to approve Regulations about The Board of Directors of the Company in a new wording .

8. Results of voting of the annual general meeting of shareholders of PJSC "Nizhegorodsvyazinform" on the eighth Agenda Item:

"Approval of Regulations about the Management Board of the Company in a new wording"

Final results of voting:

	Votes	Percentage from total of votes of the shareholders who were participating in the meeting and were entitled to vote on the eighth Agenda Item
For	**70084459**	**99.99 %**
Against	**31**	**0.00 %**
Abstention	**4881**	**0.00 %**

According to item 2 of article 49 of the Federal Law "About joint-stock companies" the decision on the eighth Agenda Item is accepted by the majority of votes of shareholders, holders of the voting shares (common shares) participating in general meeting of shareholder.

Results of voting: the decision is accepted: to approve Regulations about Management Board of the Company in a new wording.

9. Results of voting of the annual general meeting of shareholders of PJSC "Nizhegorodsvyazinform" on the ninth Agenda Item "Approval of the auditor of the Company for 2002".

Final results of voting:

	Votes	Percentage from total of votes of the shareholders who were participating in the meeting and were entitled to vote on the ninth Agenda Item
For	**70071972**	**99.97 %**
Against	**7356**	**0.01 %**
Abstention	**7001**	**0.00 %**

According to item 2 of article 49 of the Federal Law "About joint-stock companies" the decision on the ninth Agenda Item is accepted by the majority of votes of shareholders, holders of the voting shares (common shares) participating in general meeting of shareholders.

Results of voting: the decision is accepted: to approve Joint-Stock Company "Ernst and Young Vneshaudit" as the Auditor of the Company for 2002.

10. "About participation of the Company in the Association of Operators of the Federal Network of Business Service "ISKRA"

Final results of voting:

	Votes	Percentage from total of votes of the shareholders who were participating in the meeting and were entitled to vote on the tenth Agenda Item
For	**68456151**	**97.66 %**
Against	**210321**	**0.30 %**
Abstention	**1234056**	**1.76 %**

According to item 2 of article 49 of the Federal Law "About joint-stock companies" the decision on the tenth Agenda Item is accepted by the majority of votes of shareholders, holders of voting shares (common shares) participating in the general meeting of shareholders.

Results of voting: the decision is accepted: to enter the Association of operators of a federal network of business service "ISKRA".

Dear Shareholders!
Thus we came to the end of the Agenda of the general meeting of shareholders.
Thank you very much for participating in the Meeting.

The Meeting is over !

Chairman of the meeting,
General Director V.F. Lyulin

Secretary N.I. Pokrovskaya

Открытое акционерное общество "ВолгаТелеком" г. Нижний Новгород ОАО